CapitaLand

CapitaLand Limited
168 Robinson Road #30-01 Capital Tower Singapore 068912
Tel: 65 6823 3200 Fax: 65 6820 2202 Website: www.capitaland.com

82-4507

4 November 2003

Via Courier

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W., Room 3099
Office of International Corporate Finance
Mail Stop 3-2
Washington, D.C. 20549

Attn: Mr Elliot Staffin

Dear Sirs

CAPITALAND LIMITED
- AMERICAN DEPOSITORY RECEIPTS PROGRAM
(EXEMPTION NUMBER: 82-4507)

1 In compliance with the reporting exemption granted under Rule 12g3-2(b), we enclose copies of the announcements and press releases issued by CapitaLand Limited from 1 October 2003 till 31 October 2003, for your information and file record please.

2 Please do not hesitate to contact the undersigned @ Tel: 68233513 or Zuriana @ Tel: 68233516 if you need further assistance.

Yours faithfully

Jessica Lum
Secretariat Manager

Encs.

cc VP Tan Wah Nam

11/17

s/sec/adr/adrltr-oct03.doc

List of Information Made Public, Filed with the Singapore Exchange Securities Trading Limited (SESTL) or Distributed to Security Holders by CapitaLand Limited

Name of Report or Announcement	Date Made Public, Filed or Distributed	Source of Requirement
Announcement by CapitaLand's substantial shareholder, Singapore Technologies Pte Ltd – "Proposed Issue of Exchangeable Notes by ST Treasury Services Ltd"	3 October 2003	For Public Relations Purposes
Announcement by CapitaLand's subsidiary, Australand Holdings Limited – "Australand purchases Aurora Project – Hope Island"	3 October 2003	For Public Relations Purposes
CapitaLand plans 43-storey condominium for Jellicoe site	8 October 2003	For Public Relations Purposes
Announcement by CapitaLand's subsidiary, Australand Holdings Limited – "Declaration of interim dividend"	8 October 2003	For Public Relations Purposes
Dissolution of Zhongten Investment & Development Pte Ltd	15 October 2003	SESTL Listing Manual
Completion of acquisition of additional interest in Huteng Investment (Shanghai) Pte Ltd	17 October 2003	SESTL Listing Manual
Announcement by CapitaLand's subsidiary, CapitaMall Trust Management Limited – "Date of release of 2003 third quarter financial results"	17 October 2003	For Public Relations Purposes
Announcement by CapitaLand's subsidiary, The Ascott Group Limited – "Resignation of Director"	17 October 2003	For Public Relations Purposes
Announcement and news release by CapitaLand's subsidiary, CapitaMall Trust Management Limited, as Manager of CapitaMall Trust – "2003 third quarter financial statement announcement"	21 October 2003	For Public Relations Purchase
Announcements by CapitaLand's subsidiary, The Ascott Group Limited – "(1) Date of release of financial results for the nine months ended 30 September 2003; and (2) Increase in investment in Wuhan New Min Zhong Le Yuan Company Ltd"	22 October 2003	For Public Relations Purposes
Announcement by CapitaLand's subsidiary, Raffles Holdings Limited – "Date of release of 3rd quarter financial results announcement"	23 October 2003	For Public Relations Purposes

Name of Report or Announcement	Date Made Public, Filed or Distributed	Source of Requirement
S$1,000,000,000 Multicurrency Medium Term Note Programme	23 October 2003	For Public Relations Purposes
Interest on convertible bonds due 2007	27 October 2003	SESTL Listing Manual
News release by The Ascott Group Limited – "Ascott sells stake in London residence, as part of asset light strategy"	27 October 2003	For Public Relations Purposes
Announcement by CapitaLand's subsidiary, Australand Holdings Limited – "Security holder meetings – 27 October 2003"	27 October 2003	For Public Relations Purposes
Announcement by CapitaLand's subsidiary, Australand Holdings Limited – "Australand announces approval for formation of Australand Property Group / Results of security holder meetings held on Monday, 27 October 2003"	28 October 2003	For Public Relations Purposes
Announcement by CapitaLand's subsidiary, Australand Holdings Limited – "Australand Property Group non-renounceable entitlement offer / product disclosure statement and prospectus"	28 October 2003	For Public Relations Purposes
Announcement by CapitaLand's subsidiary, CapitaMall Trust Management Limited – "Payment of management fee by way of the units in CapitaMall Trust"	28 October 2003	For Public Relations Purposes
Announcement and press release by CapitaLand's subsidiary, Raffles Holdings Limited – "3rd quarter financial statements for the three months ended 30 September 2003"	28 October 2003	For Public Relations Purposes
Announcement and news release by CapitaLand's subsidiary, The Ascott Group Limited – "Unaudited results for the nine months ended 30 September 2003"	29 October 2003	For Public Relations Purposes
Establishment and change of name of wholly-owned subsidiary	31 October 2003	SESTL Listing Manual
Subscription for redeemable preference shares in the capital of CapitaLand China Residential Fund Ltd.	31 October 2003	SESTL Listing Manual

CAPITALAND LIMITED

ANNOUNCEMENT BY CAPITALAND'S SUBSTANTIAL SHAREHOLDER, SINGAPORE TECHNOLOGIES PTE LTD - "PROPOSED ISSUE OF EXCHANGEABLE NOTES BY ST TREASURY SERVICES LTD"

An announcement on the above matter by CapitaLand's substantial shareholder, Singapore Technologies Pte Ltd, has been issued today. Attached announcement is for information.

STPL-SGXAnnouncement _Final_.|

Submitted by Tan Wah Nam, Company Secretary on 03/10/2003 to the SGX

CITIGROUP GLOBAL MARKETS SINGAPORE PTE. LTD.

ANNOUNCEMENT

PROPOSED ISSUE OF EXCHANGEABLE NOTES BY ST TREASURY SERVICES LTD

Singapore Technologies Pte Ltd ("**STPL**") hereby announces that ST Treasury Services Ltd (the "**Issuer**"), a wholly-owned subsidiary of STPL, proposes to issue (1) S$451,000,000 Fixed Rate Guaranteed Exchangeable Notes due 2010 (the "**CapitaLand Notes**") and (2) S$350,000,000 Fixed Rate Guaranteed Exchangeable Notes due 2010 (the "**ST Engg Notes**").

On the exercise of the exchange rights under the CapitaLand Notes, holders of the CapitaLand Notes will initially be entitled to receive 113,636 ordinary shares of S$1.00 each in the capital of CapitaLand Limited for each S$250,000 principal amount of CapitaLand Notes (subject to adjustment pursuant to the terms and conditions of the CapitaLand Notes). The payment and exchange obligations of the Issuer under the CapitaLand Notes will be guaranteed by STPL. The CapitaLand Notes will bear interest at a fixed rate of 1.08 per cent. per annum, payable semi-annually in arrear and will have a tenor of seven years. Citigroup Global Markets Singapore Pte. Ltd. ("**Citigroup**") and Credit Suisse First Boston (Singapore) Limited ("**CSFB**") have been appointed to act as joint lead managers of the issue of the CapitaLand Notes.

On the exercise of the exchange rights under the ST Engg Notes, holders of the ST Engg Notes will initially be entitled to receive 89,285 ordinary shares of S$0.10 each in the capital of Singapore Technologies Engineering Ltd for each S$250,000 principal amount of ST Engg Notes (subject to adjustment pursuant to the terms and conditions of the ST Engg Notes). The payment and exchange obligations of the Issuer under the ST Engg Notes will be guaranteed by STPL. The ST Engg Notes will bear interest at a fixed rate of 1.56 per cent. per annum, payable semi-annually in arrear and will have a tenor of seven years. Citigroup and CSFB have also been appointed to act as joint lead managers of the issue of the ST Engg Notes.

FOR AND ON BEHALF OF
SINGAPORE TECHNOLOGIES PTE LTD

Singapore, 3 October 2003

CAPITALAND LIMITED

ANNOUNCEMENT BY CAPITALAND'S SUBSIDIARY, AUSTRALAND HOLDINGS LIMITED – "AUSTRALAND PURCHASES AURORA PROJECT - HOPE ISLAND"

CapitaLand Limited's subsidiary, Australand Holdings Limited ("AHL"), has today issued an announcement on the above matter. Attached AHL's announcement is for information.

AHL annc.pdf

Submitted by Jessica Lum, Assistant Company Secretary on 03/10/2003 to the SGX

AUSTRALAND

ASX ANNOUNCEMENT

3 October 2003

AUSTRALAND PURCHASES AURORA PROJECT – HOPE ISLAND

Australand Holdings Limited today announced that it has entered into an arrangement with companies associated with Craig Gore to acquire for $90 million approximately 31 ha of land at Hope Island on the Gold Coast previously earmarked for Mr Gore's Aurora project.

The land is to be progressively acquired over a thirty-two month period commencing from the date on which bulk earthworks and canal construction, to be undertaken by the vendor, are complete.

Australand's proposed development will contain a mix of product including detached and attached housing, apartments as well as a retail/marina complex. Upon completion it will contain upwards of 900 dwellings.

In accordance with the Company's risk management policies, Australand will be entering into joint venture arrangements for the acquisition and development of the Hope Island project.

For further information, please contact:

Phil Mackey
Company Secretary
Tel: (02) 9767 2182

Announcement No. 69

CAPITALAND LIMITED

NEWS RELEASE - "CAPITALAND PLANS 43-STOREY CONDOMINIUM FOR JELLICOE SITE"

news release - Jellicoe.pd

Submitted by Tan Wah Nam, Company Secretary on 08/10/2003 to the SGX

82-4507

CapitaLand

For immediate release
8 October 2003

NEWS RELEASE

CapitaLand plans 43-storey condominium for Jellicoe site

Singapore, 8 October 2003 – CapitaLand has been awarded the Jellicoe site by the Urban Redevelopment Authority. The company plans to build a 43-storey condominium with approximately 500 homes on the site, including 16 art-deco conserved shophouses. The high-rise development will enjoy views of the Kallang Basin and the surrounding city.

CapitaLand President and CEO Mr Liew Mun Leong said: "The Jellicoe site will augment CapitaLand's current residential portfolio profile of mainly prime, freehold sites. Singapore is an important market for us, and we will continue to selectively acquire well-located sites. We are confident that Singapore's economy will recover in 2004, and the residential property market would have stabilised by then."

CapitaLand Residential Deputy CEO of Singapore Operations, Ms Patricia Chia, added: "We plan to build a high-rise condominium on this centrally located site. It will be a distinctive development with views of the Kallang waterfront and the surrounding city. The 16 art-deco conservation shophouses will lend a touch of character. We plan to have the development launch-ready by end 2004."

The 99-year leasehold Jellicoe site is centrally and conveniently located just minutes away from the city, and is near the Lavender MRT station. The 14,595 square metre site has a plot ratio of 4.2 and potential gross floor area of 61,300 square metres.

About CapitaLand Limited

CapitaLand is one of the largest listed property companies in Asia. Headquartered in Singapore, the multi-national company has property and property-related services focused in select gateway cities in China, Australia and the UK. The company's hospitality businesses, in hotel and serviced residences, span more than 50 cities around the world.

Its business interests cover commercial and industrial buildings, residential properties, property funds, real estate financials and property services, besides hotels and serviced residences. CapitaLand also leverages on its significant real estate asset base and market knowledge to develop fee-based products and services.

Kindly visit www.capitaland.com for more details.

Issued by: **CapitaLand Limited**
Date: **8 October 2003**

For more information, please contact:

Analyst contact:

Harold Woo
Equity Markets
Tel: +65 68233210
Email: harold.woo@capitaland.com.sg

Media contact:

Nicole Neo
Communications
Tel: +65 68233218
Email: nicole.neo@capitaland.com.sg

CAPITALAND LIMITED

ANNOUNCEMENT BY CAPITALAND'S SUBSIDIARY, AUSTRALAND HOLDINGS LIMITED – "DECLARATION OF INTERIM DIVIDEND"

CapitaLand Limited's subsidiary, Australand Holdings Limited ("AHL"), has today issued an announcement on the above matter. Attached AHL's announcement is for information.

AHL interim dividend.pc

Submitted by Jessica Lum, Assistant Company Secretary on 08/10/2003 to the SGX

AUSTRALAND

ASX ANNOUNCEMENT

8 October 2003

AUSTRALAND HOLDINGS LIMITED

DECLARATION OF INTERIM DIVIDEND

Australand Holdings Limited today announced that Directors have declared a fully franked interim dividend of 3 cents per Ordinary Share, which will be paid on Monday 10 November 2003 to shareholders registered as at 5.00pm on Friday 17 October 2003.

In accordance with the Plan rules, the Directors have also determined to suspend the Dividend Reinvestment Plan for this dividend.

For further information, please contact:

Phil Mackey
Company Secretary
Tel: 61 2 9767 2182

AUSTRALAND HOLDINGS LIMITED ABN 12 008 443 696

Sydney (Head Office)
Level 3
1C Homebush Bay Dr
Rhodes NSW 2138
Locked Bag 2106
North Ryde NSW 1670
DX 8419 Ryde
Tel: 02 9767 2000
Fax: 02 9767 2900

Melbourne Commercial & Industrial
Building 1
Level 5, 658 Church St
Richmond VIC 3121
PO Box 4555
Richmond VIC 3121
Tel: 03 9426 1000
Fax: 03 9426 1050

Melbourne Land & Housing
Level 2,
352 Wellington Rd
Mulgrave VIC 3170
DX 16630 Oakleigh
Tel: 03 8562 2000
Fax: 03 8562 2077

Melbourne Apartments
17-23 Queensbridge St
Southbank VIC 3006
Tel: 03 8695 6400
Fax: 03 9690 1280

Perth
Level 2
47 Colin St
West Perth WA 6005
Tel: 08 9486 4500
Fax: 08 9486 4200

Brisbane
32 Logan Rd
Woolloongabba
QLD 4102
PO Box 1365
Coorparoo QLD 4151
Tel: 07 3391 7466
Fax: 07 3891 1389

CAPITALAND LIMITED

DISSOLUTION OF ZHONGTEN INVESTMENT & DEVELOPMENT PTE LTD

Further to the announcement made on 27 December 2002, the Board of Directors of CapitaLand Limited wishes to announce that its indirect wholly-owned subsidiary, Zhongten Investment & Development Pte Ltd ("Zhongten"), which had been placed under members' voluntary liquidation, has been dissolved on 15 October 2003.

The dissolution of Zhongten is not expected to have any material impact on the net tangible assets or earnings per share of the CapitaLand Group for the financial year ending 31 December 2003.

By Order of the Board

Tan Wah Nam
Company Secretary
15 October 2003

Submitted by Tan Wah Nam, Company Secretary on 15/10/2003 to the SGX

COMPLETION OF ACQUISITION OF ADDITIONAL INTEREST IN HUTENG INVESTMENT (SHANGHAI) PTE LTD

On 26 August 2003, the Board of Directors of CapitaLand Limited ("CapitaLand") announced that its indirect wholly-owned subsidiary, CapitaLand China Holdings (Commercial) Pte Ltd ("CCHC"), had signed a sale and purchase agreement with Natsteel Properties Pte Ltd ("Natsteel") to acquire from Natsteel an additional 25% interest in Huteng Investment (Shanghai) Pte Ltd ("Huteng") (the "Acquisition"), the completion of which was conditional upon Shanghai Huteng Real Estate Co., Ltd. ("SHREC"), a subsidiary of Huteng, obtaining the consent of its lenders to any change in shareholding in Huteng.

The Board wishes to further announce that, the aforesaid consent having been obtained by SHREC, CCHC has accordingly completed the Acquisition today. Following the Acquisition, Huteng is now an indirect wholly-owned subsidiary of CapitaLand.

SHREC is the owner of the commercial building known as Pidemco Tower in Shanghai, the People's Republic of China. Pidemco Tower is a prime office building located in the heart of the commercial and business centre in Shanghai's Huangpu District.

The Acquisition is not expected to have any material impact on the net tangible assets or earnings per share of the CapitaLand Group for the financial year ending 31 December 2003.

By Order of the Board

Jessica Lum
Assistant Company Secretary
17 October 2003

Submitted by Jessica Lum, Assistant Company Secretary on 17/10/2003 to the SGX

CAPITALAND LIMITED

ANNOUNCEMENT BY CAPITALAND'S SUBSIDIARY, CAPITAMALL TRUST MANAGEMENT LIMITED - "DATE OF RELEASE OF 2003 THIRD QUARTER FINANCIAL RESULTS"

CapitaLand Limited's subsidiary, CapitaMall Trust Management Limited ("CMTML") has today issued an announcement on the above matter. Attached CMTML's announcement is for information.

CMT Annc_Date of Release 3Q 2003 Fin Result

Submitted by Jessica Lum, Assistant Company Secretary on 17/10/2003 to the SGX

MASNET No. 18 OF 17.10.2003
Announcement No. 18

CAPITAMALL TRUST

DATE OF RELEASE OF 2003 THIRD QUARTER FINANCIAL RESULTS

The Board of Directors of CapitaMall Trust Management Limited ("CMTML") wishes to announce that CMTML will release the financial results for CapitaMall Trust for the nine months ended 30 September 2003 on Tuesday, 21 October 2003.

By Order of the Board
CapitaMall Trust Management Limited
(as manager of CapitaMall Trust)

Winnie Tan
Company Secretary
17 October 2003

Submitted by Winnie Tan, Company Secretary, CapitaMall Trust Management Limited (as manager of CapitaMall Trust) on 17/10/2003 to the SGX

CAPITALAND LIMITED

ANNOUNCEMENT BY CAPITALAND'S SUBSIDIARY, THE ASCOTT GROUP LIMITED - "RESIGNATION OF DIRECTOR"

CapitaLand Limited's subsidiary, The Ascott Group Limited ("Ascott"), has today issued an announcement on the above matter. Attached Ascott's announcement is for information.

Ascott annc - resignation of dir.pc

Submitted by Jessica Lum, Assistant Company Secretary on 17/10/2003 to the SGX

MASNET No. 43 OF 17.10.2003
Announcement No. 43

THE ASCOTT GROUP LIMITED

RESIGNATION OF DIRECTOR

The Board of Directors of the Company wishes to announce the resignation of Mr. Makoto Shioda as a Director of the Company with effect from 13 October 2003.

By order of the Board
Keong Wen Hui
Asst. Company Secretary
17 October 2003

Submitted by Keong Wen Hui, Asst. Company Secretary on 17/10/2003 to the SGX

CAPITALAND LIMITED

ANNOUNCEMENT AND NEWS RELEASE BY CAPITALAND'S SUBSIDIARY, CAPITAMALL TRUST MANAGEMENT LIMITED, AS MANAGER OF CAPITAMALL TRUST - "2003 THIRD QUARTER FINANCIAL STATEMENT ANNOUNCEMENT"

CapitaLand Limited's subsidiary, CapitaMall Trust Management Limited ("CMTML"), the manager of CapitaMall Trust ("CMT"), has today announced CMT's 2003 third quarter financial statement.

For details, please refer to the announcement and news release posted by CMTML on the SGX website www.sgx.com.sg

Submitted by Jessica Lum, Assistant Company Secretary on 21/10/2003 to the SGX

CapitaMall Trust

Embargoed for release till
5.00pm, 21 October 2003

CAPITAMALL TRUST

2003 THIRD QUARTER FINANCIAL STATEMENT ANNOUNCEMENT

CapitaMall Trust (CMT) was established under a Trust Deed dated 29 October 2001 between the Manager, CapitaMall Trust Management Limited, and Bermuda Trust (Singapore) Limited as Trustee, as amended by a First Supplemental Deed dated 26 December 2001, a Second Supplemental Deed dated 28 June 2002, an Amending and Restating Deed dated 29 April 2003 and a Fourth Supplemental Deed dated 18 August 2003.

CMT was originally held privately under a private trust until 15 July 2002 and was subsequently listed on the Singapore Exchange Securities Trading Limited ("SGX-ST").

As at 31 December 2002, CMT held 3 properties, Tampines Mall, Junction 8 and Funan The IT Mall. On 26 June 2003, CMT acquired and added another property, IMM Building, into its portfolio.

For a meaningful analysis/comparison of the actual results against the forecast as stated in the Circular dated 11 June 2003, please refer to paragraph 9 specifically.

1(a)(i) Income statement (3Q 2003 vs 3Q 2002)

	3Q 2003 S$'000	3Q 2002 S$'000	Increase / (Decrease) %
Gross rental income	32,434	20,366	59.3
Car park income	1,098	970	13.2
Other income	1,576	1,045	50.8
Gross revenue	**35,108**	**22,381**	**56.9**
Property management fees	(1,310)	(810)	61.7
Property tax	(1,486)	(932)	59.4
Other property operating expenses [1]	(9,393)	(4,956)	89.5
Property operating expenses	**(12,189)**	**(6,698)**	**82.0**
Net property income	**22,919**	**15,683**	**46.1**
Interest income	**11**	**18**	**(38.9)**
Asset management fees	(2,066)	(1,169)	76.7
Trust expenses	(244)	(324)	(24.7)
Administrative expenses	**(2,310)**	**(1,493)**	**54.7**
Net investment income before interest costs and tax	**20,620**	**14,208**	**45.1**
Interest costs	(2,602)	(1,787)	45.6
Net investment income before tax	**18,018**	**12,421**	**45.1**
Taxation [2]	NA	(442)	NA
Net investment income after tax	**18,018**	**11,979**	**NA**

The review of the performance can be found in paragraph 8.

Footnotes :

1 Included as part of the other property operating expenses are the following:

	3Q 2003 S$'000	*3Q 2002 S$'000*	*Increase / (Decrease) %*
Depreciation and amortisation	*6*	-	*Nm*
Allowance for doubtful debts and bad debts written off	*35*	-	*Nm*
Assets written off (primarily the carpark systems)	*4*	-	*Nm*

2 Upon listing of CMT on 16 July 2002, tax transparency applies and CMT is not directly assessed to tax on its income. Accordingly, distributions are paid gross with no tax deducted at source to qualifying tax residents.

Nm – not meaningful

Income statement (YTD Sep 2003 vs YTD Sep 2002)

	YTD Sep 2003 S$'000	YTD Sep 2002 S$'000	Increase / (Decrease) %
Gross rental income	73,729	60,034	22.8
Car park income	3,307	2,733	21.0
Other income	3,786	2,724	39.0
Gross revenue	**80,822**	**65,491**	**23.4**
Property management fees	(3,090)	(2,544)	21.5
Property tax	(2,437)	(2,977)	(18.1)
Other property operating expenses [1]	(19,735)	(13,158)	50.0
Property operating expenses	**(25,262)**	**(18,679)**	**35.2**
Net property income	**55,560**	**46,812**	**18.7**
Interest income	**54**	**24**	**125.0**
Asset management fees	(4,714)	(3,594)	31.2
Trust expenses	(714)	(1,065)	(33.0)
Administrative expenses	**(5,428)**	**(4,659)**	**16.5**
Net investment income before interest costs and tax	**50,186**	**42,177**	**19.0**
Interest costs	(6,151)	(5,033)	22.2
Net investment income before tax	**44,035**	**37,144**	**18.6**
Taxation [2]	NA	(6,156)	Nm
Net investment income after tax	**44,035**	**30,988**	**Nm**

The review of the performance can be found in paragraph 8.

Footnotes :

1 Included as part of the other property operating expenses are the following:

	YTD Sep 2003 S$'000	*YTD Sep 2002 S$'000*	*Increase / (Decrease) %*
Depreciation and amortisation	*18*	*-*	*Nm*
Allowance for doubtful debts and bad debts written off	*140*	*4*	*3,400*
Assets written off (primarily the carpark systems)	*412*	*-*	*Nm*

2 Upon listing of CMT on 16 July 2002, tax transparency applies and CMT is not directly assessed to tax on its income. Accordingly, distributions are paid gross with no tax deducted at source to qualifying tax residents.

Nm – not meaningful

1(a)(ii) **Distribution statement (3Q 2003 vs 3Q 2002)**

	3Q 2003 S$'000	1 Jul 2002 - 15 Jul 2002[1] S$'000	16 Jul 2002 - 30 Sep 2002[2] S$'000	3Q 2002 S$'000	Increase / (Decrease) %
Net investment income after tax	18,018	1,553	10,426	11,979	Nm
Net effect of non-tax deductible / (chargeable) items (Note A)	397	-	604	604	Nm
Others	-	(13)	-	(13)	Nm
Taxable income available for distribution to unitholders	**18,415**	**1,540**	**11,030**	**12,570**	**Nm**
Note A					
Non-tax deductible / (chargeable) items					
- Asset management fees (performance component)	*959*	-	*539*	*539*	*Nm*
- Trustee's fees	*98*	-	*58*	*58*	*Nm*
- Other items	*(660)*	-	*7*	*7*	*Nm*
Net effect of non-tax deductible / (chargeable) items	*397*	-	*604*	*604*	*Nm*

Distribution statement (YTD Sep 2003 vs YTD Sep 2002)

	YTD Sep 2003 S$'000	1 Jan 2002 -15 Jul 2002[1] S$'000	16 Jul 2002 - 30 Sep 2002[2] S$'000	YTD Sep 2002 S$'000	Increase / (Decrease) %
Net investment income after tax	44,035	20,562	10,426	30,988	Nm
Net effect of non-tax deductible / (chargeable) items (Note A)	2,023	-	604	604	Nm
Others	-	(13)	-	(13)	Nm
Taxable income available for distribution to unitholders	**46,058**	**20,549**	**11,030**	**31,579**	**Nm**
Note A					
Non-tax deductible / (chargeable) items					
- Asset management fees (performance component)	2,419	-	539	539	Nm
- Trustee's fees	246	-	58	58	Nm
- Other items	(642)	-	7	7	Nm
Net effect of non-tax deductible / (chargeable) items	2,023	-	604	604	Nm

Footnote
1 CMT as a private trust.
2 CMT as a public trust. Tax transparency applies.
Nm – not meaningful

1(a)(iii) <u>Income and distribution statement – breakdown of YTD Sep 2003</u>

	1/1/2003 to 25/6/2003 S$'000	26/6/2003 to 30/9/2003 S$'000	YTD Sep 2003 S$'000
Gross rental income	39,622	34,107	73,729
Car park income	2,150	1,157	3,307
Other income	2,169	1,617	3,786
Gross revenue	**43,941**	**36,881**	**80,822**
Property management fees	(1,720)	(1,370)	(3,090)
Property tax	(881)	(1,556)	(2,437)
Other property operating expenses	(9,722)	(10,013)	(19,735)
Property operating expenses	**(12,323)**	**(12,939)**	**(25,262)**
Net property income	**31,618**	**23,942**	**55,560**
Interest income	**42**	**12**	**54**
Asset management fees	(2,552)	(2,162)	(4,714)
Trust expenses	(462)	(252)	(714)
Administrative expenses	**(3,014)**	**(2,414)**	**(5,428)**
Net investment income before interest costs and tax	**28,646**	**21,540**	**50,186**
Interest costs	(3,405)	(2,746)	(6,151)
Net investment income	**25,241**	**18,794**	**44,035**
Net effect of non-tax deductible / (chargeable) items	1,579	444	2,023
Taxable income available for distribution to unitholders	**26,820**	**19,238**	**46,058**
Distribution per unit	**3.62¢** [1]	**2.24¢**	

1 Advanced distribution was paid to the unitholders in July 2003.

1(b)(i) **Balance sheet**

As at 30/9/2003 vs 31/12/2002

	30/9/2003	31/12/2002	Increase / (Decrease)
	S$'000	S$'000	%
Non-current assets			
Plant & equipment	113	80	41.3
Investment properties	1,231,841[1]	935,000	31.8
Total non-current assets	1,231,954	935,080	31.8
Current assets			
Trade & other receivables	4,871[2]	2,173	124.2
Cash & cash equivalents	43,870	52,969[3]	(17.2)
Total current assets	48,741	55,142	(11.6)
Less current liabilities			
Trade & other payables	39,881[4]	19,183	107.9
Provisions for taxation	367	367	-
Total current liabilities	40,248	19,550	105.9
Net current assets	**8,493**	**35,592**	**(76.1)**
Less non-current liabilities			
Interest bearing loan	325,000[5]	200,000	62.5
Other non-current liabilities	21,536[6]	9,452	127.9
Total non-current liabilities	346,536	209,452	65.5
Net assets	**893,911**	**761,220**	**17.4**
Unitholders' funds	**893,911**	**761,220**	**17.4**

Footnotes:

1 The increase is due to the purchase of IMM Building which was completed on 26 June 2003. IMM Building is stated at the market valuation of S$280.0 million based on valuation dated 1 February 2003. The existing 3 properties are stated at valuation dated 1 December 2002 plus subsequent capital expenditure up to 30 Sep 2003. An independent valuation will be performed for all 4 properties at year ending 31 December 2003.

2 The increase is due to the addition of IMM Building to CMT's portfolio, higher trade receivables, prepayment of insurance and amortisation of renovation subsidy.

3 This includes the funds required to pay the distributable income for the period of 16 July 2002 to 31 December 2002 (5.5 months) of S$25.0 million which was distributed in February 2003.

4 The increase is due to the addition of IMM Building to CMT's portfolio and payables for asset enhancement works at Tampines Mall and Junction 8.

5 An additional loan of S$125.0 million was taken to part finance the acquisition of IMM Building.
6 The increase is mainly due to the security deposits received from tenants of IMM Building whose leases expire after 30 Sep 2004.

1(b)(ii) **Aggregate amount of borrowings and debt securities**

	30/9/2003 S$'000	31/12/2002 S$'000
Secured borrowings		
Amount repayable in one year or less, or on demand	-	-
Amount repayable after one year	325,000[1]	200,000
	325,000	200,000

Footnotes:
1 An additional S$125.0 million 7-year term loan was drawndown on 26 June 2003 to part finance the acquisition of IMM Building.

Details of any collateral

As security for the borrowings, CMT has granted in favour of the lender the following:

(i) a mortgage over each of the properties

(ii) an assignment and charge of the rental proceeds and tenancy agreements of units in the properties

(iii) an assignment of the insurance policies relating to the properties

(iv) an assignment of the agreements relating to the management of the properties

(v) a charge creating a fixed and floating charge over certain assets of CMT relating to the properties

1(c) Cash flows statement (3Q 2003 vs 3Q 2002)

	3Q 2003 S$'000	3Q 2002 S$'000
Operating activities		
Net investment income before tax	18,018	12,421
Adjustments for interest income, interest expense, depreciation and asset management fee paid in units, provision for doubtful debts & write-off of car park system	3,592	2,304
Change in working capital	7,697	(418)
Tax paid	-	(5,788)
Cash generated from operating activities	**29,307**	**8,519**
Investing activities		
Interest received	11	18
Purchase of investment property, plant and equipment and subsequent expenditure	(9,671)	(690)
Cash flows from investing activities	**(9,660)**	**(672)**
Financing activities		
Proceeds from issue of new units	-	17,280
Establishment, issue and financing expenses	(4,173)	(14,916)
Interest bearing borrowings	-	-
Distribution to unitholders	(26,785)	(1,559)
Interest paid	(2,641)	(1,792)
Cash flows from financing activities	**(33,599)**	**(987)**
(Decrease)/Increase in cash and cash equivalent	**(13,952)**	**6,860**
Cash and cash equivalent at beginning of period	**57,822**	**28,929**
Cash and cash equivalent at end of period	**43,870**	**35,789**

Cash flows statement (YTD Sep 2003 vs YTD Sep 2002)

	YTD Sep 2003 S$'000	YTD Sep 2002 S$'000
Operating activities		
Net investment income before tax	44,035	37,144
Adjustments for interest income, interest expense, depreciation and asset management fee paid in units, provision for doubtful debts & write-off of car park system	9,083	5,547
Change in working capital	20,251	6,861
Tax paid	-	(5,869)
Cash generated from operating activities	**73,369**	**43,683**
Investing activities		
Interest received	55	24
Purchase of investment property, plant and equipment and subsequent expenditure	(268,364)	(1,662)
Cash flows from investing activities	**(268,309)**	**(1,638)**
Financing activities		
Proceeds from issue of new units	128,186	17,280
Establishment, issue and financing expenses	(9,437)	(17,092)
Interest bearing borrowings	125,000	-
Distribution to unitholders	(51,748)	(20,549)
Interest paid	(6,160)	(4,372)
Cash flows from financing activities	**185,841**	**(24,733)**
(Decrease)/Increase in cash and cash equivalent	**(9,099)**	**17,312**
Cash and cash equivalent at beginning of period	**52,969**	**18,477**
Cash and cash equivalent at end of period	**43,870**	**35,789**

1(d)(i) Statement of changes in unitholders' funds (3Q 2003 vs 3Q 2002)

As at 30/9/2003 vs 30/9/2002

	3Q 2003 S$'000	3Q 2002 S$'000
Balance as at beginning of period	**901,489**	**715,933**
Operations		
Net investment income after tax	18,018	11,979
Net appreciation on revaluation of investment property	-	-
Net increase in net assets resulting from operations	**18,018**	**11,979**
Unitholders' transactions		
Creation of units		
- proceeds from initial public offering	-	17,280
- management fee paid in units	789	-
Establishment, issue and financing expenses	400[1]	(15,128)
Distribution to unitholders	(26,785)	(1,332)
Net (decrease)/increase in net assets resulting from unitholders' transactions	**(25,596)**	**820**
Balance as at end of period	**893,911**	**728,732**

Footnote:
1 This relates to the reversal of professional fees which are not required.

Statement of changes in unitholders' funds (YTD Sep 2003 vs YTD Sep 2002)

As at 30/9/2003 vs 30/9/2002

	YTD Sep 2003 S$'000	YTD Sep 2002 S$'000
Balance as at beginning of period	**761,220**	**720,000**
Operations		
Net investment income after tax	44,035	30,988
Net appreciation on revaluation of investment property	15,583	-
Net increase in net assets resulting from operations	**59,618**	**30,988**
Unitholders' transactions		
Creation of units		
- proceeds from placement/initial public offering	128,186[1]	17,280[2]
- management fee paid in units	2,195	-
Establishment, issue and financing expenses	(5,560)[3]	(18,987)
Distribution to unitholders	(51,748)[4]	(20,549)
Net increase/(decrease) in net assets resulting from unitholders' transactions	**73,073**	**(22,256)**
Balance as at end of period	**893,911**	**728,732**

Footnote:
1 New units of 119.8 million were issued on 26 June 2003 to part finance the acquisition of IMM Building.
2 Proceeds from the initial public offering of 18 million units on 16 July 2002.
3 This comprises mainly the underwriting and selling commissions and other issue/circular expenses relating to the capital raising exercise for the acquisition of IMM Building.
4 This comprises distribution income for the period of 16 July 2002 to 31 December 2002 paid in February 2003 and distribution income for the period of January 2003 to 25 June 2003 paid in July 2003.

1(d)(ii) Details of any change in the units (3Q 2003 vs 3Q 2002)

	3Q 2003 Units	3Q 2002 Units
Balance as at beginning of period	**859,718,671**	**720,000,000**
Issue of new units :		
- As payment of asset management fees [1]	647,588	-
- Initial Public Offering	-	18,000,000
Balance as at end of period	**860,366,259**	**738,000,000**

Footnote:
1 These are the performance component of the asset management fees for 2Q 2003 which was issued in July 2003. As the payment of asset management fee in units for the performance component of the asset management fee is effective from listing date of 17 July 2002, no units were issued for 2Q 2002.

1(d)(ii) Details of any change in the units (YTD 2003 vs YTD 2002)

	YTD Sep 2003 Units	YTD Sep 2002 Units
Balance as at beginning of period	**738,560,948**	**720,000,000**
Issue of new units :		
- As payment of asset management fees [1]	2,005,311	-
- Initial Public Offering	-	18,000,000
- For placement of units [2]	119,800,000	-
Balance as at end of period	**860,366,259**	**738,000,000**

Footnote:
1 These are the performance component of the asset management fees for 4Q 2002, 1Q 2003 and 2Q 2003 which were issued in January 2003, April 2003 and July 2003 respectively. As the payment of asset management fee in units for the performance component of the asset management fee is effective from listing date of 17 July 2002, no units were issued for YTD September 2002.
2. These are the new units issued to part finance the acquisition of IMM Building on 26 June 2003.

2 **Whether the figures have been audited, or reviewed and in accordance with which standard (eg. the Singapore Standard on Auditing 910 (Engagement to Review Financial Statements), or an equivalent standard)**

The figures have not been audited nor reviewed by our auditors.

3 **Where the figures have been audited or reviewed, the auditor's report (including any qualifications or emphasis of matter)**

Not applicable.

4 **Whether the same accounting policies and methods of computation as in the issuer's most recent audited annual financial statements have been complied**

The accounting policies and methods of computation applied in the financial statements for the current reporting period are consistent with the audited financial statements for the period ended 31/12/2002.

5 **If there are any changes in the accounting policies and methods of computation, including any required by an accounting standard, what has changed, as well as the reasons for, and the effect of, the change**

Nil

6 Earnings per unit ("EPU") and distribution per unit ("DPU") for the financial period (3Q 2003 vs 3Q 2002)

In computing the EPU , the weighted average number of units as at the end of each period is used for the computation.
In computing the DPU, the number of units as at the end of each period is used.

	3Q 2003	1 Jan 2002 - 15 Jul 2002[1]	16 Jul 2002 - 30 Sep 2002[2]	3Q 2002
Weighted average number of units in issue	860,169,167	720,000,000	738,000,000	735,065,217
Number of units in issue at end of period	860,366,259	720,000,000	738,000,000	738,000,000

The diluted EPU and diluted DPU are the same as the basic EPU and DPU respectively as there are no dilutive instruments in issue during the period.

	3Q 2003	1 Jan 2002 - 15 Jul 2002[1]	16 Jul 2002 - 30 Sep 2002[2]	3Q 2002
Earnings per unit ("EPU") [1]				
Based on weighted average number of units in issue	2.09¢	2.85¢	1.41¢	1.63¢
Based on fully diluted basis	2.09¢	2.85¢	1.41¢	1.63¢
Distribution per unit ("DPU") [1]				
Based on the number of units in issue at end of period	2.14¢	2.85¢	1.49¢	1.70¢
Based on fully diluted basis	2.14¢	2.85¢	1.49¢	1.70¢

Footnote:
1 CMT as a private trust. EPU and DPU are based on net investment income after tax.
2 CMT as a public trust. Tax transparency applies.

	1 Jan 2003 – 25 Jun 2003	26 Jun 2003 - 30 Sep 2003
Weighted average number of units in issue	739,367,447	860,145,946
Number of units in issue at end of period	739,918,671	860,366,259

The diluted EPU and diluted DPU are the same as the basic EPU and DPU respectively as there are no dilutive instruments in issue during the period.

	1 Jan 2003 – 25 Jun 2003	26 Jun 2003 - 30 Sep 2003
Earnings per unit ("EPU")		
Based on weighted average number of units in issue	3.41¢	2.18¢
Based on fully diluted basis	3.41¢	2.18¢
Distribution per unit ("DPU")		
Based on the number of units in issue at end of period	3.62¢[1]	2.24¢
Based on fully diluted basis	3.62¢	2.24¢

Footnote:
1 Advanced distribution was paid to the unitholders in July 2003.

7 **Net asset value ("NAV") backing per unit based on issued units at the end of the period**

	30/9/2003	31/12/2002
NAV per unit	$1.04	$1.03
Adjusted NAV per unit (excluding the distributable income)	$1.02	$1.00

8 **Review of the performance**

	3Q 2003 S$'000	3Q 2002 S$'000	2Q 2003 S$'000	YTD Sep 2003 S$'000	YTD Sep 2002 S$'000
Income statement					
Gross revenue	35,108	22,381	22,333	80,822	65,491
Property operating expenses	(12,189)	(6,698)	(5,741)	(25,262)	(18,679)
Net property income	22,919	15,683	16,592	55,560	46,812
Other income	11	18	18	54	24
Administrative expenses	(2,310)	(1,493)	(1,558)	(5,428)	(4,659)
Interest costs	(2,602)	(1,787)	(1,802)	(6,151)	(5,033)
Net investment income before tax	**18,018**	**12,421**	**13,250**	**44,035**	**37,144**

	3Q 2003 S$'000	3Q 2002 S$'000	2Q 2003 S$'000	YTD Sep 2003 S$'000	YTD Sep 2002[1] S$'000
Distribution statement					
Net investment income before tax	18,018	12,421	13,250	44,035	37,144
Net effect of non-tax deductible / (chargeable) items	397	604	823	2,023	604 [1]
Others	-	(13)	-	-	(13)
Taxation	-	(442)	-	-	(6,156) [1]
Taxable income available for distribution to unitholders	**18,415**	**12,570**	**14,073**	**46,058**	**31,579**

Footnote:
1 Not meaningful to compare YTD September 2003 figures to YTD September 2002 figures as the public trust commenced only on 16 July 2002. Prior to 16 July 2002, tax transparency did not apply.

3Q 2003 vs 3Q 2002

Gross revenue for 3Q 2003 was S$35.1 million, net of SARs rebates of S$0.3 million given to the tenants. This is an increase of S$12.7 million from 3Q 2002. Gross revenue of S$11.6 million from IMM Building contributed to the big increase in revenue. The higher revenue was also due to the higher average rental rates achieved by all the properties on new and renewal leases, higher car park income and other income initiatives such as advertising panels, new kiosks, kiddy rides, etc. Property operating expenses for 3Q 2003 was S$12.2 million, an increase of S$5.5 million from 3Q 2002. This increase is due to expenses incurred by IMM Building (S$5.3m), higher tenancy and advertising and promotion expenses (S$0.8m) and insurance expenses (S$0.1m), offset by lower car park maintenance expenses (S$0.4m), property tax (S$0.1m) and lower consultancy services (S$0.2m).

Interest cost for 3Q 2003 was S$2.6 million, S$0.8 million higher than the corresponding quarter in 2002. This was due to the additional loan taken in June 2003 to part finance the acquisition of IMM Building.

3Q 2003 vs 2Q 2003

Gross revenue for 3Q 2003 was S$35.1 million, or S$12.8 million higher than 2Q 2003. This is mainly attributable to revenue from IMM Building (S$11.1m), SARs rebates given to tenants in 2Q 2003 (S$0.8m), higher rental income and other income initiatives. Property operating expenses for 3Q 2003 is S$12.2 million, an increase of S$6.4 million from 2Q 2003. The higher operating expenses were mainly due to expenses incurred by IMM Building (S$5.1m), higher property tax as higher property tax rebates were received in 2Q 2003 (S$1.7m), offset by the write-off of the old car park system in 2Q 2003 (S$0.4m).

9 Variance between the forecast or prospectus statement (if disclosed previously) and the actual results

9(i) Income and distribution statement for the period of 26 June 2003 to 30 September 2003

	Actual S$'000	Forecast [1] S$'000	Increase / (Decrease) %
Gross rental income	34,107	34,181	(0.2)
Car park income	1,157	1,026	12.8
Other income	1,617	822	96.7
Gross revenue	**36,881**	**36,029**	**2.4**
Property management fees	(1,370)	(1,325)	3.4
Property tax	(1,556)	(2,159)	(27.9)
Other property operating expenses	(10,013)	(9,409)	6.4
Property operating expenses	**(12,939)**	**(12,893)**	**0.4**
Net property income	**23,942**	**23,136**	**3.5**
Interest income	**12**	**67**	**(82.1)**
Asset management fees	(2,162)	(1,773)	21.9
Trust expenses	(252)	(587)	(57.1)
Administrative expenses	**(2,414)**	**(2,360)**	**2.29**
Net investment income before interest costs and tax	**21,540**	**20,843**	**3.3**
Interest costs	(2,746)	(3,164)	(13.2)
Net investment income before tax	**18,794**	**17,679**	**6.3**
Net effect of non-tax deductible / (chargeable) items	444	697	(36.3)
Taxable income available for distribution to unitholders	**19,238**	**18,376**	**4.7**
Distribution per unit (in cents)			
For the period	2.24	2.14	4.7
Annualised	8.41	8.04	4.7

Footnote:
1 The forecast is based on the forecast shown in the circular to unitholders dated 11 June 2003 for all the properties for June to December 2003 pro-rated for 26 June 2003 to 30 September 2003.

9(iii) **Breakdown of gross revenue**

	Actual 26 Jun 2003 - 30 Sep 2003 S$'000	Forecast [1] 26 Jun 2003 -30 Sep 2003 S$'000	Increase / (Decrease) %
Tampines Mall	11,665	11,526	1.2
Junction 8	8,002	7,514	6.5
Funan The IT Mall	5,139	5,428	(5.3)
IMM Building	12,339	11,561	6.7
Gross revenue	**37,145**	**36,029**	**3.1**
Less : Rebate to tenants	(264)	-	NA
Gross revenue	**36,881**	**36,029**	**2.4**

Footnote:
1 The forecast is based on the forecast shown in the circular to unitholders dated 11 June 2003 for all the properties for June to December 2003, pro-rated for 26 June 2003 to 30 September 2003.

9(iv) **Breakdown of net property income**

	Actual 26 Jun 2003 - 30 Sep 2003 S$'000	Forecast [1] 26 Jun 2003 -30 Sep 2003 S$'000	Increase / (Decrease) %
Tampines Mall	8,675	8,643	0.4
Junction 8	5,483	5,358	2.3
Funan The IT Mall	3,281	3,606	(9.0)
IMM Building	6,503	5,529	17.6
Net property income	**23,942**	**23,136**	**3.5**

Footnote:
1 The forecast is based on the forecast shown in the circular to unitholders dated 11 June 2003 for all the properties for June to December 2003, pro-rated for 26 June 2003 to 30 September 2003.

9(v) **Review of the performance (26 June 2003 to 30 September 2003)**

Actual gross revenue for the period was S$36.9 million, net of the SARs rebates of S$0.3 million granted to the tenants mainly for IMM Building. Regardless of this, the actual gross revenue, on a portfolio basis, is 2.4% higher than the forecasted gross revenue. At the property level, other than Funan The IT Mall, the other three properties have performed better than forecast. The lower performance by Funan The IT Mall is due to the repositioning of the centre for better tenancy mix and long term sustainability. With this, there are vacancy voids, fitting out periods which have been granted to the tenants.

On the whole, property operating expenses were in line with the forecast. The savings of S$0.6 million from the property tax rebates granted by the government is offset by the higher expenditure incurred to reposition Funan The IT Mall and additional advertising and promotional expenses to create awareness of the centres and the new tenants.

Interest costs were lower by S$0.4 million due to the lower interest rates achieved versus the forecast.

10 Commentary on the competitive conditions of the industry in which the group operates and any known factors or events that may affect the group in the next reporting period and the next 12 months

In general, retail sales in Singapore dipped marginally in 3Q 2003. For CMT malls, shopper traffic and retail sales have remained stable. Fashion trade registered slower sales while other basic retail trades eg. food and groceries remain stable despite the weak economy. Given the positive outlook for better economy and the festive season in coming months, retail sales are expected to pick up across all sectors.

Outlook for 2003

Given the actual performance for the nine months ended 30 September 2003, the manager of CMT is optimistic to deliver more than the 2003 annualised distribution per unit forecast of 8.04 cents (as stated in the circular to unitholders dated 11 June 2003) for the period after the acquisition of IMM Building, barring any unforeseen circumstances.

11 Distributions

11(a) Current financial period

Any distributions declared for the current financial period?

Name of distribution	: Nil
Distribution type	: NA
Distribution rate	: NA
Par value of units	: NA
Tax rate	: NA
Remarks	: NA

11(b) Corresponding period of the preceding financial period

Any distributions declared for the corresponding period of the immediate preceding financial period?

Nil

11(c) Date payable

NA

11(d) Book closure date

NA

12 If no distribution has been declared/recommended, a statement to that effect

No distribution has been declared/recommended.

CAPITAMALL TRUST
2003 THIRD QUARTER FINANCIAL STATEMENT ANNOUNCEMENT

This release may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, competition from other companies and venues for the sale/distribution of goods and services, shifts in customer demands, customers and partners, changes in operating expenses, including employee wages, benefits and training, governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business. You are cautioned not to place undue reliance on these forward looking statements, which are based on current view of management on future events.

BY ORDER OF THE BOARD
CAPITAMALL TRUST MANAGEMENT LIMITED
(as Manager of CapitaMall Trust)

Winnie Tan

Company Secretary

21 October 2003

CapitaMall Trust

NEWS RELEASE

21 October 2003

For Immediate Release

CMT exceeds 3Q03 distribution forecast by 4.7%[1]

Provisional planning approval received for IMM asset enhancement

Singapore, 21 October 2003 – CapitaMall Trust Management Limited (CMTML), the manager of CapitaMall Trust (CMT), is pleased to announce that the distributable income to unitholders for the period of 26 June 2003 to 30 September 2003 is S$19.24 million, an increase of S$862,000 (or 4.7%) over the forecast[2]. Distribution Per Unit (DPU) for the period is 2.24¢ (annualized 8.41¢), higher than the DPU of 2.14¢ (annualized 8.04¢) as stated by the manager in the recent circular. With this DPU, the annualised distribution yield is 6.57% based on 20 October 2003 trading price of S$1.28.

Given the actual performance for the first three quarters of 2003, CMTML is optimistic that it will deliver more than the 2003 annualized DPU forecast of 8.04¢ (as stated in the circular to unitholders dated 11 June 2003), barring any unforeseen circumstances.

Said Mr Pua Seck Guan, CEO of CMTML, "CMT has exceeded performance expectations over the last three quarters. We are pleased that the asset enhancement works at Tampines Mall and Junction 8 (phase 1), and the repositioning of Funan The IT Mall have proceeded well. Strong tenants have been secured with some already open for business and the rest commencing operations soon. As for IMM's asset enhancement programme, we have received the Urban Redevelopment Authority's provisional planning approval to transfer over 70,000 sq ft of lettable space down to the higher yielding spaces on Levels 1 and 2. This will drive further growth for CMT."

Completion of asset enhancement works at Tampines Mall

At Tampines Mall, seven new shop spaces with a total net lettable area of 8,202 sq ft have been created at the ground floor. These shops are fully leased and the new tenants will commence operations by mid November 2003. These new tenants include watch retailer Chew Cheong; casual apparel retailer Samuel and Kevin; and popular food &

[1] 3Q2003 refers to the period 26 June 2003 to 30 September 2003 (starting from the date of acquisition of IMM).
[2] Forecast as stated in the circular to unitholders dated 11 June 2003 for all properties for June to December 2003 pro-rated for 26 June 2003 to 30 September 2003.

beverage operators like Café Cartel and Burger King which will enhance the casual alfresco dining experience offered at Tampines Mall.

Completion of asset enhancement works at Junction 8

At Junction 8, the approximately 20,000 sq ft of new space created from phase 1 works has been fully leased. The 23 new tenants at Basement 1 include well-known food & beverage outlets like Japanese restaurants Ajisen and Sakae Sushi, Mrs Fields, Tori-Q, Bee Cheng Hiang, Sweet Secrets, Jollibean, and Old Chang Kee. Most of them will be opening in October 2003 with the rest a month later. At Level 1, there are eleven new tenants in the fashion accessories and beauty trades. These include Perlini's Silver and City Chain which are already open for business, and Beauty Box, The Natural Source, KooLook and Citrus which will commence operations by December 2003.

Repositioning of Funan The IT Mall

CMTML has refined and strengthened the tenancy and retail mix at Funan The IT Mall. While maintaining the mall's focus on IT, more food & beverage outlets have been added on levels 4 and 5 to complete the retail offer. The new tenants who have started operations include Cold Storage Supermarket, Japanese restaurant, Ajisen and Vietnamese restaurant, Vietro. Other tenants like Food Junction Foodcourt, Swensen's, and Japanese restaurant Sakae Sushi will be opening soon. Committed tenancy at the mall remains strong, at 99%.

Summary of CMT Results (Reporting period 26 June to 30 September 2003)

	Actual	Forecast[2]	Change (%)
Gross revenue (S$'000)	36,881	36,029	2.4
Net property income (S$'000)	23,942	23,136	3.5
Distributable income to unitholders (S$'000)	19,238	18,376	4.7
DPU (cents)			
- For the period	2.24	2.14	4.7
- 2003 annualised forecast	8.41	8.04	4.7
Annualised distribution yield - Based on S$1.28	6.57%	6.28%	4.7

Footnotes:

[2] Forecast as stated in the circular to unitholders dated 11 June 2003 for all properties for June to December 2003 pro-rated for 26 June 2003 to 30 September 2003.

Unit Price Performance

CMT's unit price has grown steadily since IPO in July 2002, closing at S$1.28 on 20 October 2003, or 33% above the IPO price of S$0.96. CMT's unit price performance continues to outperform other broader indices like the Straits Times Index and the Singapore Property Equities Index.

About CapitaMall Trust

CMT is the first listed real estate investment trust (REIT) in Singapore. Launched in 2002, it invests in quality income-producing retail properties in Singapore. Income is mainly derived from rental payments received from a diverse range of over 400 leases from local and international tenants, which, with the addition of IMM Building to the CMT portfolio, increases to over 900 leases. It has a portfolio of four major shopping malls in both the suburban and city areas - Tampines Mall, Junction 8, Funan The IT Mall and IMM. CMT has performed well and exceeded initial forecasts for the first half of 2003.

CMT is managed by an external manager, CMTML, which is an indirect wholly-owned subsidiary of CapitaLand Limited, one of the largest listed real estate companies in Southeast Asia.

Visit CMT's website at www.capitamall.com for more details.

Issued by CapitaMall Trust Management Limited

For analyst enquiries, please contact:
Janice Tan, DID: 62396856; Email: janice.tan@capitaland.com.sg

For media enquiries, please contact:
Julie Ong, DID: 68233541; Email: julie.ong@capitaland.com.sg
John Teo, DID: 68233213; Email: john.teo@capitaland.com.sg

CapitaMall Trust

3Q 2003
Results Presentation



CapitaMall Trust



21 Oct 2003

Disclaimers

This presentation is focused on comparing actual results versus forecasts as stated in the CMT Circular dated 11 June 2003. This shall be read in conjunction with Paragraph 9 of CMT 3Q2003 Financial Statement Masnet announcement.

This presentation may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, competition from other companies and venues for the sale/distribution of goods and services, shifts in customer demands, customers and partners, changes in operating expenses, including employee wages, benefits and training, governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business. You are cautioned not to place undue reliance on these forward-looking statements, which are based on the current view of management on future events.

CapitaMall

CMT continues to outperform forecast

CMT exceeds 3Q 2003 forecast distribution by 4.7%

Reporting period 26 Jun - 30 Sep 2003	Actual	vs.	Forecast*	Change
Distributable income	S$19.24 mil		S$18.38 mil	+ 4.7%
Distribution per unit	2.24¢		2.14¢	+ 4.7%
Annualised distribution per unit	8.41¢		8.04¢	+ 4.7%
Annualised distribution yield (based on unit price of S$1.28 on 20 Oct 03)	6.57%		6.28%	+ 4.7%

Rental rates for leases renewed/new leases: (1 Jan - 30 Sep 2003)	
• Achieved vs preceding rents	+ 10.6%
• Achieved vs Forecast#	+ 6.4%

* Forecast (pro-rated) as shown in the CMT circular dated 11 Jun 2003
# Forecast rents for the purpose of the CMT Offering Circular dated 28 Jun 2002 for renewals/new leases prior to 26 Jun 2003, and for the purpose of the CMT circular dated 11 Jun 2003 for renewals/new leases from 26 Jun 2003 onwards

Strong unit price performance

From IPO to 30 Sep 03, CMT's unit price has appreciated 37%, outperforming the broader equity market and property stocks



% Change
40
35
30
25
20
15
10
5
0
-5
-10
-15
-20
-25
-30
-35
As at end of 30 Sep 03:
CMT + 37.5%
STI + 2.8%
SESPROP - 2.5%
CMT
STI
SESPROP
IPO/16 Jul
Aug-02
Sep-02
Oct-02
Nov-02
Dec-02
Jan-03
Feb-03
Mar-03
Apr-03
May-03
Jun-03
Jul-03
Aug-03
Sep-03

Source: Bloomberg
STI = Straits Times Index, SESPROP = Singapore Property Equities Index

82-4507

Distribution statement

26 Jun - 30 Sep2003	Actual S$'000	Forecast* S$'000	Variance (%)
Gross Revenue	36,881#	36,029	2.4
Less property expenses	(12,939)	(12,893)	0.4
Total net property income	23,942	23,136	3.5
Interest Income	12	67	(82.1)
Administrative expenses	(2,414)	(2,360)	2.3
Net interest expenses	(2,746)	(3,164)	(13.2)
Net income before tax	18,794	17,679	6.3
Non-tax deductible (chargeable) items	444	697	(36.3)
Net distributable income to unitholders	19,238	18,376	4.7
Distribution per unit (in cents) for period	2.24 ¢	2.14¢	4.7
Annualised distribution per unit (in cents)	8.41 ¢	8.04¢	4.7

* Forecast (pro-rated) shown in the CMT circular dated 11 Jun 2003
# Gross revenue for the period net of rebates of S$0.3 mil granted to tenants

CapitaMall Trust

82-4507

Balance sheet

As at 30 Sep 2003

	S$'000
Investment Properties	1,231,954
Current Assets	48,741
Total Assets	**1,280,695**
Current Liabilities	40,248
Non Current Liabilities	346,536
***Less* Total Liabilities**	**386,784**
Net Assets	**893,911**
Unitholders' Funds	**893,911**
Units in Issue ('000 units)	**860,366**

As at 30 Sep 2003

Net Asset Value per unit (30 Sep 03)	S$1.04
Adjusted Net Asset Value per unit (excluding distributable income)	S$1.02
Unit price as at 20 Oct 03	S$1.28
Premium to Adjusted NAV	25.5%

Summary of renewals / new leases

From 1 Jan to 30 Sep 2003 (excluding newly-created units)

PROPERTY	NO. OF LEASES	NET LETTABLE AREA		INCREASE/ (DECREASE) VS.	
		Area (sq ft)	% Centre's NLA	Forecast Rent*	Preceding Rent
TAMPINES MALL	22	15,425	4.9%	8.0%	14.2%
JUNCTION 8	29	48,518	19.5%	7.2%	12.8%
FUNAN THE IT MALL	81	78,236	30.9%	(0.4%)	6.1%
IMM BUILDING#	105	122,942	14.0%	11.7%	11.8%
CMT PORTFOLIO	237	265,120	15.6%	6.4%	10.6%

* Forecast rents for the purpose of the CMT Offering Circular dated 28 Jun 2002 for renewals/new leases prior to 26 Jun 2003, and for the purpose of the CMT circular dated 11 Jun 2003 for renewals/new leases from 26 Jun 2003 onwards

IMM Building was acquired on 26 Jun 2003

Gross turnover rent & step-up leases


% of total
portfolio tenants
50%
40%
30%
20%
10%
0%
36.0%
41.0%
24.6%
27.8%
Tenants with
step-up leases
Tenants paying
GTO rent
■ As at Jun 03
■ As at Sep 03


No. of tenants
400
300
200
100
0
374
287
174
65%
254
229
123
86%
Tenants with
step-up leases
Tenants paying
GTO rent
■ As at Sep 03 (with IMM)
■ As at Sep 03 (without IMM)
□ As at Apr 02

Note: IMM was acquired on 26 Jun 2003

CapitaMall Trust

82-4507

Portfolio lease expiry profile

As at 30 Sep 2003

	No. of Leases	Net Lettable Area		Gross Rental Income	
		Sq. ft.	% of total	S$'000 p.a.	% of total
Rest of 2003	84	86,056	5.1%	899	8.6%
2004	397	460,362	27.1%	3,479	33.4%
2005	244	469,591	27.6%	2,823	27.1%
2006	179	205,995	12.1%	2,558	24.6%

2003 lease expiry by property

As at 30 Sep 2003

	No. of Leases	Net Lettable Area		Gross Rental Income	
		Sq. ft.	% of total	S$'000 p.a.	% of total
Tampines Mall	7	6,179	2.0%	133	4.0%
Junction 8	19	10,749	4.3%	245	13.2%
Funan The IT Mall	24	29,598	11.7%	170	12.0%
IMM Building	34	39,531	4.5%	350	9.3%
Total	84	86,056	5.1%	899	8.6%

→ **98.9% of forecast gross rental income for 2003 has been secured by committed leases**

Asset enhancement update (1)

Summary of Tampines Mall asset enhancements as at 30 Sep 2003*

	Net Lettable Area (sf)	Capital Expenditure	Start Date	Completion Date
IPO	8,006	S$5.9M	2004	2005
Revised	8,202	S$5.9M	Mar 2003	Nov 2003

100% commitment secured for all 7 units, tenants' fitting-out in progress and will commence operations by end Nov 2003.

Gross Revenue (net of rental loss from decanted spaces)	S$1.7M pa
Net Property Income	S$1.1M pa
Return On Investment	19%
Capital Value (assumed at 7% capitalization rate)	S$15.7M
Increase in Capital Value (net of investment cost)	S$9.8M

* Based on Manager's forecasts

Asset enhancement update (2)

Summary of Junction 8 asset enhancements as at 30 Sep 2003*

	Net Lettable Area (sf)	Capital Expenditure	Start Date	Completion Date
IPO	51,652	S$21.5M	2003	2004
Revised	74,434	S$27.0M		
Phase 1		S$15.5M	May 2003	Nov 2003
Phase 2		S$11.5M*	Jan 2004	Dec 2004

Commitment secured for all 26 units on Basement 1 and all 16 units on Level 1. Leases to commence by Oct 03 and Dec 03 respectively.

Gross Revenue (net of rental loss from decanted space)	S$4.8M pa
Net Property Income	S$3.9M pa
Return On Investment	14%
Capital Value (assumed at 7% capitalization rate)	S$55.7M
Increase In Value (net of investment cost)	S$28.7M

* Based on Manager's forecasts

Updates on Funan and IMM

FUNAN THE IT MALL

- Refining and strengthening of retail and tenancy mix in progress
- While maintaining mall's IT focus, complementary uses and more F&B outlets would be introduced to complete the retail offer
- Aim to bring in more established tenants and brand-name retail stores/F&B outlets

> Tenants secured to-date include:
>
> Commenced operations :
> Cold Storage supermarket, Sony Square electronics, Ajisen noodle house, Sakae Sushi, Ya-kun, Vietro Mania
>
> Commencing operations soon :
> Food Junction foodcourt, Swensen's, Office One

IMM BUILDING

- Outline Planning Permission obtained in Aug 03 for proposed asset enhancement works described in CMT circular dated 11 Jun 2003
- Targeting to commence asset enhancement works by 2005

82-4507

CapitaMall Trust

Thank You

Contact information

For media enquiries, please contact:
Julie Ong, DID: (65)-68233541, Email: julie.ong@capitaland.com.sg

For analyst enquiries, please contact:
Janice Tan, DID: (65)-62396856, Email: janice.tan@capitaland.com.sg

CapitaMall Trust Management Limited
39 Robinson Road
#18-01 Robinson Point
Singapore 068911
Tel: (65)-65361188
Fax: (65)-65363884

http://www.capitamall.com

CapitaMall Trust

CAPITALAND LIMITED

ANNOUNCEMENTS BY CAPITALAND'S SUBSIDIARY, THE ASCOTT GROUP LIMITED – "(1) DATE OF RELEASE OF FINANCIAL RESULTS FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2003; AND (2) INCREASE IN INVESTMENT IN WUHAN NEW MIN ZHONG LE YUAN COMPANY LTD"

CapitaLand Limited's subsidiary, The Ascott Group Limited ("Ascott"), has today issued announcements on the above matters. Attached Ascott's announcements are for information.

ascott - date.pdf ascott - wuhan.pdf

Submitted by Jessica Lum, Assistant Company Secretary on 22/10/2003 to the SGX

82-4507

MASNET No. 25 OF 22.10.2003
Announcement No. 25

THE ASCOTT GROUP LIMITED

DATE OF RELEASE OF FINANCIAL RESULTS FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2003

The Company wishes to announce that it will release its financial results for the nine months ended 30 September 2003 on Wednesday, 29 October 2003.

By order of the Board

Shan Tjio
Company Secretary
22 October 2003

Submitted by Keong Wen Hui, Asst. Company Secretary on 22/10/2003 to the SGX

MASNET No. 32 OF 22.10.2003
Announcement No. 32

THE ASCOTT GROUP LIMITED

INCREASE IN INVESTMENT IN WUHAN NEW MIN ZHONG LE YUAN COMPANY LTD

The Board of Directors of The Ascott Group Limited (the "Company") wishes to announce that Wuhan New Min Zhong Le Yuan Company Ltd ("WNMZLY"), an indirect subsidiary of the Company, has recently increased its registered capital by USD7.796 million, from USD4.2 million to USD11.996 million.

The Company holds a 70% interest in Somerset (Wuhan) Investments Pte Ltd ("SWI") through its wholly owned subsidiary, The Ascott Holdings Limited. SWI, in turn, contributed for all the registered capital of WNMZLY.

The consideration for the increase in registered capital in WNMZLY was satisfied by the capitalisation of part of the principal and accrued interest on outstanding shareholder's loans granted by SWI to WNMZLY.

The increase in registered capital of WNMZLY is for the purpose of complying with the requirements of the State Administration for Industry and Commerce in China.

The Company's effective interest in WNMZLY remains at 70% after the capital increase.

The aforesaid increase in registered capital of WNMZLY is not expected to have any material impact on the net tangible assets or earnings per share of the Company for the financial year ending 31 December 2003.

None of the directors or controlling shareholders of the Company has any interest, direct or indirect, in the aforesaid increase in registered capital of WNMZLY.

By order of the Board

Shan Tjio
Company Secretary
22 October 2003

Submitted by Keong Wen Hui, Asst. Company Secretary on 22/10/2003 to the SGX

CAPITALAND LIMITED

ANNOUNCEMENT BY CAPITALAND'S SUBSIDIARY, RAFFLES HOLDINGS LIMITED - "DATE OF RELEASE OF 3RD QUARTER FINANCIAL RESULTS ANNOUNCEMENT"

CapitaLand Limited's subsidiary, Raffles Holdings Limited ("RHL"), has today issued an announcement on the above matter. Attached RHL's announcement is for information.

Date of Release of results.pd

Submitted by Tan Wah Nam, Company Secretary on 23/10/2003 to the SGX

MASNET No. 49 OF 23.10.2003
Announcement No. 49

Raffles HOLDINGS | RAFFLES HOLDINGS LIMITED

Date of Release of 3rd Quarter Financial Results Announcement

Raffles Holdings Limited (the "Company") wishes to announce that the Company will release its financial results for the nine months ended 30 September 2003 on Tuesday, 28 October 2003.

By Order of the Board

Loh Hsiu Lien
Corporate Director, Legal

Submitted by Loh Hsiu Lien, Corporate Director, Legal on 23/10/2003 to the SGX

CAPITALAND LIMITED

S$1, 000, 000, 000 MULTICURRENCY MEDIUM TERM NOTE PROGRAMME

The Board of Directors of CapitaLand Limited ("CapitaLand") is pleased to announce that its wholly-owned subsidiary, CapitaLand Commercial Limited ("CCL"), has established a S$1,000,000,000 Multicurrency Medium Term Note Programme (the "MTN Programme") and in connection therewith, has appointed Citicorp Investment Bank (Singapore) Limited ("Citicorp") and Standard Chartered Bank ("SCB") to act as the joint arrangers and dealers of the MTN Programme.

Under the MTN Programme, CCL may from time to time issue notes in series or tranches in Singapore dollars or any other currency as may be agreed between the relevant dealer of the MTN Programme and CCL (the "Notes"). Each series or tranche of Notes may be issued in various amounts and tenors, and may bear fixed, floating, or variable rates of interest. Hybrid Notes or zero coupon Notes may also be issued under the MTN Programme. The Notes shall constitute direct, unconditional, and unsecured obligations of CCL ranking *pari passu*, without any preference or priority among themselves, and *pari passu* with all other present and future unsecured obligations (other than subordinated obligations and priorities created by law) of CCL.

In conjunction with the establishment of the MTN Programme, CCL appointed Citicorp and SCB as joint managers for the first 2 series of Notes, comprising S$150,000,000 in principal amount of 5-year fixed rate Notes (the "Fixed Rate Notes") and S$30,000,000 in principal amount of 5-year floating rate notes (the "Floating Rate Notes") (the Fixed Rate Notes and the Floating Rate Notes collectively the "5-year Notes") pursuant to the MTN Programme. The 5-year Notes will be issued in the denomination of S$250,000 and cleared through The Central Depository (Pte) Limited ("CDP").

The net proceeds from the issue of the 5-year Notes (after deducting issue expenses) will be used for the purposes of (a) re-financing the existing borrowings of CCL and its subsidiaries and (b) financing the general funding requirements of CCL and its subsidiaries.

Application has been made to the Singapore Exchange Securities Trading Limited ("SGX-ST") for the listing and quotation of the Notes on the SGX-ST.

By Order of the Board

Tan Wah Nam
Company Secretary
23 October 2003

Submitted by Tan Wah Nam, Company Secretary on 23/10/2003 to the SGX

CAPITALAND LIMITED

INTEREST ON CONVERTIBLE BONDS DUE 2007

The Board of Directors of CapitaLand Limited ("CapitaLand") wishes to announce that the third interest payment (the "Interest Payment") on the S$380,000,000 principal amount of convertible bonds due 2007 (the "Convertible Bonds"), convertible into new ordinary shares of S$1.00 each in the capital of CapitaLand, shall be made on 3 November 2003 (the "Actual Payment Date").

Under the terms and conditions of the Convertible Bonds, the Convertible Bonds bear interest at the rate of 0.625 per cent. per annum, payable semi-annually in arrear on 3 May and 3 November in each year (each an "Interest Payment Date"), commencing 3 November 2002. Each Convertible Bond will cease to bear interest, *inter alia*, from and including the Interest Payment Date last preceding its conversion date.

Interest will be paid to the holder shown on the Register at the close of business on the 15th day before the due date for the payment of interest.

Payment will be made by transfer to the registered account of the bondholder or by Singapore dollar cheque drawn on a bank in Singapore mailed to the registered address of the bondholder, if the bondholder does not have a registered account. Where payment is to be made by transfer to a registered account, payment instructions (for value on the Actual Payment Date) will be initiated on the Actual Payment Date. Where payment is to be made by cheque, the cheque will be mailed on the Actual Payment Date.

Bondholders shall not be entitled to any interest or other payment for any delay in receiving the Interest Payment.

By Order of the Board

Tan Wah Nam
Company Secretary
Singapore
27 October 2003

Submitted by Tan Wah Nam, Company Secretary on 27/10/2003 to the SGX

CAPITALAND LIMITED

NEWS RELEASE BY CAPITALAND'S SUBSIDIARY, THE ASCOTT GROUP LIMITED – "ASCOTT SELLS STAKE IN LONDON RESIDENCE, AS PART OF ASSET LIGHT STRATEGY"

CapitaLand Limited's subsidiary, The Ascott Group Limited ("Ascott"), had on 23 October 2003 issued a news release on the above matter. Attached Ascott's news release is for information.

Ascott news release.pdf

Submitted by Jessica Lum, Assistant Company Secretary on 27/10/2003 to the SGX

THE ASCOTT GROUP

THE ASCOTT GROUP LIMITED
N°8 Shenton Way
#13-01 Temasek Tower
Singapore 068811

Telephone
(65) 6 220 8222

Facsimile
(65) 6 227 2220

Website
www.the-ascott.com

A member of CapitaLand

October 23, 2003
For Immediate Release
Contact:
Ida Lim (65) 6586 7230
Betsy Tan (65) 6586 7234

NEWS RELEASE

Ascott Sells Stake In London Residence, As Part Of Asset Light Strategy

The Ascott Group has completed the sale of Somerset Kensington Gardens, a 40-unit serviced residence in central London in which it owns a 50 per cent interest, for £9.5 million (S$26.8 million).

Ascott's share of gain from the sale, which was through an associate company, is £0.3 million (S$ 0.8 million). A leading international serviced residence operator, Ascott had acquired its interest in the property as part of its joint venture in the UK with Crown Dilmun Serviced Apartments in November 2001.

Located in Bayswater, close to Hyde Park, Notting Hill, Portobello Market and Paddington Station, Somerset Kensington Gardens was opened in the second half of 2002. Ascott will continue to manage the serviced residence, under a new management contract.

The divestment is in line with Ascott's strategy to rationalise its investment portfolio to be asset light.

The Ascott Group is the largest international serviced residence company in Asia Pacific and Europe, with more than 13,500 serviced apartments in 38 cities. In the UK, Ascott operates 1,400 serviced residence units in 13 properties.

In Europe, Ascott has a 50 per cent stake in the Citadines pan-European chain, which operates over 5,100 serviced apartments across France, Belgium, Germany, Spain and the UK.

SINGAPORE
AUCKLAND
BANGKOK
BEIJING
DALIAN
GLASGOW
HANOI
HO CHI MINH CITY
HOBART
JAKARTA
KUALA LUMPUR
KUCHING
LONDON
MANCHESTER
MANILA
MELBOURNE
SHANGHAI
SURABAYA
SYDNEY
TIANJIN
TOKYO

- more -

Ascott is the serviced residence arm of CapitaLand Limited, one of the largest listed property companies in Asia.

The divestment is expected to increase Ascott's earnings per share by 0.05 cents, and decrease its net tangible assets per share by 0.04 cents for the financial year ending December 31, 2003.

Issued by : The Ascott Group Limited Website: www.the-ascott.com
8 Shenton Way, #13-01 Temasek Tower, Singapore 068811
Date : October 23, 2003

For more information, please contact:
Ida Lim, Vice President, Investor Relations & Corporate Communications
Tel: (65) 6586 7230 Hp: (65) 9628 8339 Fax: (65) 6586 7202
Email: ida.lim@the-ascott.com

Betsy Tan, Executive
Tel: (65) 6586 7234 Hp: (65) 9641 6920 Fax: (65) 6586 7202
Email: betsy.tan@the-ascott.com

About The Ascott Group

The Ascott Group is a leading international serviced residence company with serviced residence units spanning the gateway cities of Europe, Southeast Asia, North Asia and Australasia.

Ascott's global presence comprises 13,500 serviced residence units in more than 110 properties across 38 cities in 15 countries. These cities include London, Paris, Brussels, Berlin and Barcelona in Europe; Singapore, Bangkok, Ho Chi Minh City, Kuala Lumpur, Tokyo, Shanghai and Beijing in Asia; and Sydney, Melbourne and Auckland in Australasia.

Headquartered in Singapore, The Ascott Group pioneered the Asia Pacific's first branded luxury serviced residence in 1984. Today, it boasts a 19-year industry track record and serviced residence brands that enjoy strong recognition worldwide.

The Group's flagship *The Ascott* luxury serviced residence brand projects an elegant lifestyle appealing to top executives. Its *Somerset* upper-tier brand offers stylish, contemporary living for senior to upper management executives. The mid-tier *Oakford* brand in Australia and *Citadines* brand in Europe provide corporate executives with comfortable city residences.

Listed on the mainboard of the Singapore Exchange, the Group is the serviced residence arm of CapitaLand Limited, one of the largest listed property companies in Asia.

Headquartered in Singapore, CapitaLand Limited's core businesses in residential, commercial and industrial property and property related services, such as property funds and real estate financials, are focused in selected gateway cities in China, Australia and the UK. Its hospitality businesses, in serviced residences and hotels, have a global footprint in more than 50 cities worldwide.

For reservations on Ascott properties, call Central Reservations on (65) 6272-7272 or visit the Group's website at www.the-ascott.com

- end -

CAPITALAND LIMITED

ANNOUNCEMENTS BY CAPITALAND'S SUBSIDIARY, AUSTRALAND HOLDINGS LIMITED - "SECURITY HOLDER MEETINGS - 27 OCTOBER 2003"

CapitaLand Limited's subsidiary, Australand Holdings Limited ("AHL"), has today issued announcements on the above matter. Attached AHL's announcements are for information.

AHL - security holder mtgs.pd AHL - presentation.pd

Submitted by Jessica Lum, Assistant Company Secretary on 27/10/2003 to the SGX

AUSTRALAND

ASX ANNOUNCEMENT

For Information Only

24 October 2003

SECURITY HOLDER MEETINGS – MONDAY, 27 OCTOBER 2003

Australand Holdings Limited announces that in relation to:

- the Court Ordered Share Scheme Meeting of Australand Holdings Limited ordinary shareholders to be held on Monday 27 October 2003 at 10.00am (Sydney time); and
- a General Meeting of Australand Holdings Limited to be held at 10.30am (Sydney time) or as soon thereafter as the Share Scheme Meeting has concluded or been adjourned,

shareholders can listen to the proceedings by dialing the following toll free numbers:

Australia:	1800-766-788
New Zealand:	0-800-445-474
Singapore:	800-616-3017

A copy of the presentation to be made at the Share Scheme Meeting will be released to the market immediately prior to the commencement of that meeting and shareholders will be able to obtain a copy via the Company's website:
www.australand.com.au/Corporate/Investor Information/Stapling Proposal

For further information, please contact:

Phil Mackey
Company Secretary
Tel: (02) 9767 2182

Australand Holdings Limited

Security Holder Meetings

AUSTRALAND

27 October 2003

Proposal Overview

- Australand seeks security holder approval for stapling of Australand Holdings Limited with the Australand Property Trust to create the Australand Property Group.

- The restructure has four key elements:

  1. The stapling of units in the new Australand Property Trust to Ordinary Shares in Australand Holdings Limited to form the Australand Property Group – **Stapling Proposal**.

  2. The listing of Australand Property Group and quotation of Stapled Securities on ASX and SGX.

  3. A non-renounceable entitlement offer to raise $225 million – **Capital Raising**.

  4. Acquisition of the units in Australand Wholesale Investment Trust ("AWPT") and Australand Wholesale Investment Trust No. 2 ("AWPT2") - **AWPT and AWPT2 Acquisition Proposals**.

Existing Structure


Optionholders
Ordinary Shareholders
Reset Prefs Holders
Australand

AUSTRALAND

Proposed Structure



Optionholders
Ordinary Shareholders
Reset Prefs Holders
$
Australand Property Group
SHARE
+
UNIT
Australand
stapled
Australand Property Trust
AWPT
AWPT2

AUSTRALAND

Stapling Proposal Overview

- The restructure requires approvals at the following meetings:

  - **Option Scheme Meeting** – variation to the terms of the outstanding Options so that each Option is exercisable over one Stapled Security rather than one Ordinary Share. This was approved at the Option Scheme Meeting this morning.

  - **Share Scheme Meeting -** Ordinary Shareholders will receive one unit in Australand Property Trust for each Ordinary Share held funded by the proceeds of a capital return.

  - **General Meeting -** Shareholders to approve resolutions required to implement the Stapling Proposal.

  - **Reset Prefs Meeting -** Reset Convertible Preference Shareholders to approve cancellation of the Reset Prefs in return for the following cash consideration:

    - Payment on cancellation of $106.2632 per Reset Pref; and

    - Deferred payment to reflect the implied Reset Pref call option value

Acquisition Proposals Overview

- The acquisition of AWPT and AWPT2 will be voted on at Unitholder meetings to be held later today.
- If the acquisitions are approved, Australand Property Trust will acquire all units in AWPT and AWPT2 not held by Australand.
- AWPT and AWPT2 Unitholders will be able to choose between the following alternatives as consideration for their units:
  - cash;
  - new Australand Property Group stapled securities;
  - or a combination of cash and stapled securities.
- Australand will retain its investments in AWPT and AWPT2.

AUSTRALAND

Capital Raising Overview

- If the Stapling Proposal is approved and Australand proceeds with the acquisition, Ordinary Shareholders will be invited to participate in a $225 million non-renounceable entitlement offer.
  - Offer is expected to open on 19 November 2003 and close on 9 December 2003.
  - New Stapled Securities will be issued at a 5% discount to the average of the daily volume weighted average price of Australand Property Group Stapled Securities traded on ASX over a 10 trading day period commencing on 19 November 2003.
  - New Stapled Securities issued under the Offer will be entitled to the full Australand Property Group final distribution for the year ending 31 December 2003 forecast to be 4.32 cents per Stapled Security.
- The proceeds of the Offer will be used to:
  - Fund the cash consideration required for the acquisition of units in AWPT and AWPT2;
  - Fund the cancellation of the Reset Prefs; and
  - Retire part of Australand Property Group's debt.

Evaluation of the Proposal - Shareholders

Benefits	Risks Involved and Arguments Against
Increase in distributions from 12 cents per share to 16.48 cents per stapled security.	Reduction in Earnings from 18.29 cents per share to 18.07 cents per stapled security.
Diversification of income – Approx. 20% will be recurrent income.	Change in nature of Earnings.
Market capitalisation and free float will increase.	Risk that the Acquisition Proposals do not proceed.
Gearing Ratio (Interest Bearing Debt +Land vendors) / Total Tangible Assets should fall from 41% to 37%.	
Lower cost of capital.	
Net Tangible Asset backing will increase from $1.33 per share to $1.38 per stapled security.	
Lower risk of earnings volatility over time.	

Recommendations

- The Independent Expert (BDO) has concluded that the Proposal is "...fair and reasonable and in the best interests of the Ordinary Shareholders, Reset Prefs Holders and Optionholders".
- The Directors believe the benefits of the Proposal outweigh the arguments against the Proposal, insofar as the interests of the Ordinary Shareholders, Reset Preference Shareholders and Optionholders are concerned.
- The Directors believe that the Proposal is fair and reasonable and in the best interests of all Security Holders and recommend that shareholders vote in favour of the Proposal.

Results to 30 September 2003 and 2003 Full Year Forecast

- The Net Profit After Tax (NPAT) for the nine months ended 30 September 2003 was $57.7million, up 30% on the previous corresponding period.
- The pattern of profit emergence during 2003 is generally consistent with prior years.
- The NPAT of Australand Holdings Limited's existing development business, for the 12 months ending 31 December 2003 is still forecast to be approx. $100million, as previously announced to the market.
- The projected Australand Property Group (APG) NPAT for the 12 months ending 31 December 2003, will be approximately $92.6million, as disclosed in the Explanatory Memorandum, after a number of one off accounting adjustments including a 'fair market value adjustment, mainly attributable to the 5% premium to NTA paid to Wholesale Property Trust unit-holders.

Restocking Objectives Achieved

Since July 2003, Australand's medium to long term profitability has been further underpinned by securing the following projects:

- 2 land development projects in the southern Perth suburbs of Baldivis and Secret Harbour with a total yield of approx. 1000 lots.
- A Sydney housing project in the north western Sydney suburb of Kellyville, with a total yield of approx 130 dwellings.
- A Caloundra residential subdivision project with a yield of approx. 600 lots.
- An outer northern Melbourne residential subdivision project with a yield of approx. 680 lots.
- An industrial development estate in the north western Sydney suburb of Seven Hills which will yield approx. 70,000 sq m. of new industrial space.
- An 84 hectare industrial development estate in the western Melbourne suburb of Derrimut.
- A substantial Gold Coast canal project at Hope Island which will yield approx. 370 houses and 320 apartments.
- The 5.3 hectare Kent Street brewery site, conditional on the the granting of appropriate town planning consents.

Potential Additions to Australand Property Group's Income Producing Property Portfolio.

- Wholesale Property Trusts No. 3 & 4 which will hold income producing assets with an aggregate value of $450 million.

- Wholesale Property Trust No. 5 which will hold assets worth in excess of $100 million and which will be launched during November 2003.

- The proposed Derrimut industrial estate should deliver to Australand Property Group, income producing industrial property with a potential Net Lettable Area of approx. 200,000 square metres over the next 5 years.

- The new Seven Hills industrial estate should deliver to Australand Property Group, income producing industrial property with a potential Net Lettable Area of approx. 70,000 square metres over the next 3 years.

- Further industrial properties to be developed on existing wholly owned projects at Dandenong (Melbourne) and Eastern Creek (Sydney), as well as additional commercial properties to be developed at Rhodes (Sydney) and Como (Melbourne).

CAPITALAND LIMITED

ANNOUNCEMENTS BY CAPITALAND'S SUBSIDIARY, AUSTRALAND HOLDINGS LIMITED – "AUSTRALAND ANNOUNCES APPROVAL FOR FORMATION OF AUSTRALAND PROPERTY GROUP / RESULTS OF SECURITY HOLDER MEETINGS HELD ON MONDAY, 27 OCTOBER 2003"

CapitaLand Limited's subsidiary, Australand Holdings Limited ("AHL"), has today issued announcements on the above matters. Attached AHL's announcements are for information.

AHL1.pdf AHL2.pdf

Submitted by Jessica Lum, Assistant Company Secretary on 28/10/2003 to the SGX

AUSTRALAND

ASX ANNOUNCEMENT

27 October 2003

AUSTRALAND ANNOUNCES APPROVAL FOR FORMATION OF AUSTRALAND PROPERTY GROUP

STAPLING PROPOSAL

Australand Holdings Limited is pleased to announce that it has today received Security Holder approval to form a stapled entity to be known as Australand Property Group that will consist of Australand Holdings Limited and Australand Property Trust.

The specific details of the voting on each resolution at each Security Holder meeting held today, at which the approval was received, will be provided in a separate announcement.

Final approval of the Stapling Proposal is to be sought from the Supreme Court of New South Wales on 10 November 2003.

The record date to determine security holders who are entitled to participate in the Stapling Proposal is expected to be 18 November 2003. That is, Ordinary Shareholders on the register on this date, who are resident of Australia, New Zealand or Singapore, will receive one unit in the new Australand Property Trust for each Australand ordinary share held. These units in Australand Property Trust will be stapled to Australand's existing ordinary shares to form Australand Property Group Stapled Securities ("Stapling Proposal"). These stapled securities will then trade in the usual way on the ASX and SGX.

ACQUISITION PROPOSAL

The Unitholders of Australand Wholesale Property Trust ("AWPT") and Australand Wholesale Property Trust No. 2 ("AWPT2") have also today approved the offer by Australand Property Trust to acquire all the units in AWPT and AWPT2 not currently held by Australand and its subsidiaries ("Acquisition Proposal").

FOREIGN SHAREHOLDERS

Each Foreign Shareholder, being those resident in a jurisdiction other than Australia, New Zealand or Singapore, will have their existing Australand ordinary shares transferred to a sale nominee, which will be issued with the relevant units in Australand Property Trust under the Stapling Proposal. The sale nominee will sell the Australand Property Group Stapled Securities on the ASX as soon as reasonably practicable and the relevant proceeds of sale will be remitted to each of the Foreign Shareholders.

RESET CONVERTIBLE PREFERENCE SHAREHOLDERS

Holders of Reset Convertible Preference Shares ("Reset Prefs") will now have their shares cancelled and will receive the consideration outlined in the Explanatory Memorandum dated 16 September 2003. The initial payment of the cancellation consideration is expected to be paid on 19 November 2003. It is currently anticipated that the deferred payment component of the consideration will be paid in mid January 2004.

AUSTRALAND HOLDINGS LIMITED ABN 12 008 443 696

Sydney (Head Office)	Melbourne Commercial & Industrial	Melbourne Land & Housing	Melbourne Apartments	Perth	Brisbane
Level 3 1C Homebush Bay Dr Rhodes NSW 2138 Locked Bag 2106 North Ryde NSW 1670 DX 8419 Ryde Tel: 02 9767 2000 Fax: 02 9767 2900	Building 1 Level 5, 658 Church St Richmond VIC 3121 PO Box 4555 Richmond VIC 3121 Tel: 03 9426 1000 Fax: 03 9426 1050	Level 2, 352 Wellington Rd Mulgrave VIC 3170 DX 16630 Oakleigh Tel: 03 8562 2000 Fax: 03 8562 2077	17-23 Queensbridge St Southbank VIC 3006 Tel: 03 8695 6400 Fax: 03 9690 1280	Level 2 47 Colin St West Perth WA 6005 Tel: 08 9486 4500 Fax: 08 9486 4200	32 Logan Rd Woolloongabba QLD 4102 PO Box 1365 Coorparoo QLD 4151 Tel: 07 3391 7466 Fax: 07 3891 1389

OPTIONS

The terms of the existing options will be varied so that they are exercisable over new Australand Property Group Stapled Securities rather than Australand Holdings Limited ordinary shares.

CAPITAL RAISING

This now marks the completion of the first stage of the transition of Australand into a stapled entity and Australand Property Group will now proceed with the previously announced $225 million capital raising, subject to Court approvals being received on 10 November 2003.

Ordinary Shareholders who are resident of Australia, New Zealand or Singapore, will be invited to participate in a non-renounceable entitlement offer to raise $225 million ("Offer"). The record date to determine those shareholders entitled to participate in the Offer is expected to be 18 November 2003.

CapitaLand Limited, which through its subsidiaries owns approximately 58.8% of the issued capital of Australand, will participate fully in the Offer. The remainder of the Offer is underwritten by UBS Advisory and Capital Markets Australia Limited and Goldman Sachs JBWere Pty Limited.

The purpose of the Offer is to fund the cash consideration required for the acquisition of units in AWPT and AWPT2, to fund the cancellation of the Rest Prefs and reduce Australand Property Group debt.

New Australand Property Group Stapled Securities will be issued under the Offer at a 5% discount to the average of the daily volume weighted average price of Australand Property Group Stapled Securities traded on the ASX for each of the 10 trading days commencing the day after the record date of the offer. The new Australand Property Group Stapled Securities will be entitled to the final Australand Property Group distribution for the year ending 31 December 2003 forecast to be 4.32 cents per Stapled Security.

Australand's Managing Director, Mr Brendan Crotty, said: "Today's overwhelming approval by all Security Holders will transform Australand from a property development company into a more diversified property group and represents the implementation of a strategy which commenced in late 2000 with the establishment of the first Australand Wholesale Property Trust."

"This is the next step in a plan to build Australand Property Group into one of Australia's largest diversified property groups. The introduction of recurrent income into the group will allow our stapled security holders to receive increased distributions, increased earnings diversity, a larger market capitalisation and a lower cost of capital", Mr Crotty said.

PROPOSED TIMETABLE FOR COMPLETION

The revised indicative timetable (subject to court approval) for the completion of the Stapling Proposal, Acquisition Proposal and Capital Raising is as follows:

Final court approval	10 November 2003
Last day of trading of Australand Ordinary Shares	11 November 2003
First day of trading of Australand Property Group Stapled Securities on a deferred settlement basis	12 November 2003
Record date for Stapling Proposal and Capital Raising	18 November 2003
Stapling Implementation Date	19 November 2003
Offer Opens	19 November 2003
Offer Price announced	3 December 2003
Offer Closes	9 December 2003
Completion of the Acquisition Proposal	16 December 2003

OUTLOOK

Australand is also pleased to announce that the net profit after tax for the nine months ended 30 September 2003 was $57.7 million, which is a 30% increase on the previous corresponding period.

The pattern of profit emergence during 2003 is generally consistent with prior years. The net profit after tax for Australand's existing development business for the 12 months ending 31 December 2003 is forecast to be approximately $100 million, as previously announced to the market.

The forecast Australand Property Group net profit after tax for the 12 months ending 31 December 2003 will be approximately $92.6 million, as disclosed in the Explanatory Memorandum dated 16 September 2003, after accounting for the Stapling and Acquisition Proposal including a one off fair market value adjustment which is mainly attributable to the 5% premium to net tangible assets to be paid to AWPT and AWPT2 unitholders under the Acquisition Proposal for each Trust.

Goldman Sachs JBWere and UBS Advisory and Capital Markets Australia were the joint financial advisers to Australand and will jointly underwrite the portion of the Offer that will not be subscribed for by Australand's major shareholder, CapitaLand Limited.

For further information, please contact:
Phil Mackey
Company Secretary
Tel: (02) 9767 2182

AUSTRALAND

ASX ANNOUNCEMENT

27 October 2003

RESULTS OF SECURITY HOLDER MEETINGS HELD ON MONDAY, 27 OCTOBER 2003

In accordance with Listing Rule 3.13.2, Australand Holdings Limited advises that the resolutions contained in the Notices of Meetings, each dated and lodged with the ASX on 16 September 2003 for the following meetings:

- the Court ordered Option Scheme Meeting of Australand Holdings Limited optionholders;
- the Court ordered Share Scheme Meeting of Australand Holdings Limited ordinary shareholders;
- a General Meeting of Australand Holdings Limited; and
- a Reset Convertible Preference Shareholders Meeting

were passed by the required majorities. All resolutions were decided on a poll.

The information required by section 251AA(2) of the Corporations Act 2001 (Cth) in respect of each resolution passed at each meeting is set out below:

OPTION SCHEME MEETING

Resolution: Option Scheme of Arrangement

To consider and, if thought fit, to pass a resolution in the following terms:

"That the scheme of arrangement proposed to be made between the Company and each of its Optionholders as more particularly set out in the Explanatory Memorandum accompanying the notice of meeting convening this meeting is approved (with or without modifications as approved by the Court)".

	For	Against	Proxy's Discretion	Total	Abstain
Total number of proxy votes exercisable by all proxies validly appointed:	1,325,000	Nil	18,000	1,343,000	Nil
Total number of votes cast on the poll:	1,793,000	Nil	-	1,793,000	Nil

AUSTRALAND HOLDINGS LIMITED ABN 12 008 443 696

Sydney (Head Office) Level 3 1C Homebush Bay Dr Rhodes NSW 2138 Locked Bag 2106 North Ryde NSW 1670 DX 8419 Ryde Tel: 02 9767 2000 Fax: 02 9767 2900

Melbourne Commercial & Industrial Building 1 Level 5, 658 Church St Richmond VIC 3121 PO Box 4555 Richmond VIC 3121 Tel: 03 9426 1000 Fax: 03 9426 1050

Melbourne Land & Housing Level 2, 352 Wellington Rd Mulgrave VIC 3170 DX 16630 Oakleigh Tel: 03 8562 2000 Fax: 03 8562 2077

Melbourne Apartments 17-23 Queensbridge St Southbank VIC 3006 Tel: 03 8695 6400 Fax: 03 9690 1280

Perth Level 2 47 Colin St West Perth WA 6005 Tel: 08 9486 4500 Fax: 08 9486 4200

Brisbane 32 Logan Rd Woolloongabba QLD 4102 PO Box 1365 Coorparoo QLD 4151 Tel: 07 3391 7466 Fax: 07 3891 1389

SHARE SCHEME MEETING

Resolution: Share Scheme of Arrangement

To consider and, if thought fit, to pass a resolution in the following terms:

"That the scheme of arrangement proposed to be made between the Company and each of its Ordinary Shareholders to the effect of the application of the proceeds of an equal capital reduction to acquire units in the Australand Property Trust as more particularly set out in the Explanatory Memorandum accompanying the notice of meeting convening this meeting is approved (with or without modifications as approved by the Court)".

	For	Against	Proxy's Discretion	Total	Abstain
Total number of proxy votes exercisable by all proxies validly appointed:	350,624,410	154,407	6,602,414	357,381,231	20,404
Total number of votes cast on the poll:	358,078,130	160,425	-	358,238,555	20,404

GENERAL MEETING

Resolution 1: Approval of reduction of capital

To consider and, if thought fit, to pass a resolution in the following terms:

"That subject to and conditional on an office copy of the order of the Court approving the scheme of arrangement between the Company and each holder of ordinary shares of the Company to be considered at a meeting of ordinary shareholders of the Company this day pursuant to an order of the Supreme Court of New South Wales made on 16 September 2003 ("Share Scheme") being lodged with the Australian Securities and Investments Commission, the following reduction of the Company's share capital is approved, namely, the reduction on the Implementation Date (as that term is defined in the Share Scheme) by an aggregate sum equal to $0.70 multiplied by the number of ordinary shares on issue at the Record Date, with the reduction being effected and satisfied by appropriating that aggregate sum among members registered as such at the Record Date ("Ordinary Shareholders") in proportion to the number of such ordinary shares then held by them respectively and so that the resultant individual appropriation of each such Ordinary Shareholder is, subject to any stipulation for the time being binding between the Company and the Ordinary Shareholder under section 411(4) of the Corporations Act, paid to the Ordinary Shareholder on the Implementation Date in the manner provided by the Company's constitution for the payment of dividends."

	For	Against	Proxy's Discretion	Total	Abstain
Total number of proxy votes exercisable by all proxies validly appointed:	357,230,905	171,623	8,164,226	365,566,754	154,163
Total number of votes cast on the poll:	366,029,637	172,623	-	366,202,260	154,163

Resolution 2: Approval of cancellation of reset prefs

To consider and, if thought fit, to pass a resolution in the following terms:

"That subject to and conditional on an office copy of the order of the Court approving the scheme of arrangement between the Company and each holder of ordinary shares of the Company to be considered at a meeting of ordinary shareholders of the Company this day pursuant to an order of the Supreme Court of New South Wales made on 15 September 2003 ("Share Scheme") being lodged with the Australian Securities and Investments Commission, the following reduction of the Company's share capital and the cancellation of all reset convertible preference shares in the Company ("Reset Prefs") is approved, namely, the cancellation of all Reset Prefs on issue as at the Record Date (as that term is defined in the Share Scheme) for an aggregate sum equal to the amount calculated in accordance with Appendix E of the Explanatory Memorandum to the notice of meeting convening this meeting ("Appendix E") with the reduction being satisfied by appropriating that aggregate sum among holders of Reset Prefs at the Record Date (Reset Prefs Holders) in proportion to the number of Reset Prefs held by them respectively with the cancellation of Reset Prefs and payment on cancellation (as described in Appendix E) to be made on the Implementation Date (as that term is defined in the Share Scheme) and the deferred payment (as described in Appendix E) to be made on or before 31 January 2004."

	For	Against	Proxy's Discretion	Total	Abstain
Total number of proxy votes exercisable by all proxies validly appointed:	357,058,986	142,611	8,308,333	365,509,930	128,860
Total number of votes cast on the poll:	366,002,825	142,611	-	366,145,436	128,860

Resolution 3: Approval of replacement constitution

To consider and, if thought fit, to pass a resolution in the following terms:

"That a constitution of the Company tabled at the meeting and initialled by the Chairman for the purposes of identification replaces the current constitution of the Company with effect on and from the date (if any) on which an order of the Court approving the proposed scheme of arrangement between the Company and each holder of ordinary shares of the Company to be considered at a meeting of ordinary shareholders of the Company this day pursuant to an order of the Supreme Court of New South Wales made on 15 September 2003 is lodged with the Australian Securities and Investments Commission."

	For	Against	Proxy's Discretion	Total	Abstain
Total number of proxy votes exercisable by all proxies validly appointed:	357,216,179	187,800	8,165,694	365,569,673	54,666
Total number of votes cast on the poll:	366,017,379	187,800	-	366,205,179	54,666

Resolution 4: Approval of new stapling deed

To consider and, if thought fit, to pass a resolution in the following terms:

"That the Company be permitted to make the Stapling Deed in the form of a copy produced to the meeting and initialled by the Chairman for the purposes of identification and give effect to the terms of that Stapling Deed and transactions under that Stapling Deed."

	For	**Against**	**Proxy's Discretion**	**Total**	**Abstain**
Total number of proxy votes exercisable by all proxies validly appointed:	356,988,191	163,884	8,423,822	365,575,897	48,442
Total number of votes cast on the poll:	656,605	163,884	-	820,489	365,439,355

RESET CONVERTIBLE PREFERENCE SHAREHOLDERS MEETING

Resolution

To consider and, if thought fit, to pass a resolution in the following terms:

"That subject to and conditional on an office copy of the order of the Court approving the scheme of arrangement between the Company and each holder of ordinary shares of the Company to be considered at a meeting of ordinary shareholders of the Company this day pursuant to an order of the Supreme Court of New South Wales made on 15 September 2003 ("Share Scheme") being lodged with the Australian Securities and Investments Commission, the following reduction of the Company's share capital and the cancellation of all reset convertible preference shares in the Company ("Reset Prefs") is approved, namely, the cancellation of all Reset Prefs on issue as at the Record Date (as that term is defined in the Share Scheme) for an aggregate sum equal to the amount calculated in accordance with Appendix E of the Explanatory Memorandum to the notice of meeting convening this meeting ("Appendix E") with the reduction being satisfied by appropriating that aggregate sum among holders of Reset Prefs at the Record Date (Reset Prefs Holders) in proportion to the number of Reset Prefs held by them respectively with the cancellation of Reset Prefs and payment on cancellation (as described in Appendix E) to be made on the Implementation Date (as that term is defined in the Share Scheme) and the deferred payment (as described in Appendix E) to be made on or before 31 January 2004."

	For	**Against**	**Proxy's Discretion**	**Total**	**Abstain**
Total number of proxy votes exercisable by all proxies validly appointed:	244,181	1,045	2,557	247,783	Nil
Total number of votes cast on the poll:	247,488	1,045	-	248,533	Nil

For further information, please contact:

Phil Mackey
Company Secretary
Tel: (02) 9767 2182

CAPITALAND LIMITED

ANNOUNCEMENTS BY CAPITALAND'S SUBSIDIARY, AUSTRALAND HOLDINGS LIMITED - "AUSTRALAND PROPERTY GROUP NON-RENOUNCEABLE ENTITLEMENT OFFER / PRODUCT DISCLOSURE STATEMENT AND PROSPECTUS"

CapitaLand Limited's subsidiary, Australand Holdings Limited ("AHL"), has today issued announcements on the above matters.

For details, please refer to the announcements posted by AHL on the SGX website www.sgx.com.sg

Submitted by Jessica Lum, Assistant Company Secretary on 28/10/2003 to the SGX

AUSTRALAND

ASX ANNOUNCEMENT

28 October 2003

AUSTRALAND PROPERTY GROUP NON-RENOUNCEABLE ENTITLEMENT OFFER

The attached Product Disclosure Statement and Prospectus in relation to Australand Property Group's $225 million Non-Renounceable Entitlement Offer has been today lodged with the Australian Securities and Investments Commission.

A copy may be located on the Company's website at: www.australand.com.au.

For further information, please contact:

Phil Mackey
Company Secretary
Tel: (02) 9767 2182

AUSTRALAND HOLDINGS LIMITED ABN 12 008 443 696

Sydney (Head Office)
Level 3
1C Homebush Bay Dr
Rhodes NSW 2138
Locked Bag 2106
North Ryde NSW 1670
DX 8419 Ryde
Tel: 02 9767 2000
Fax: 02 9767 2900

Melbourne
Commercial & Industrial
Building 1
Level 5, 658 Church St
Richmond VIC 3121
PO Box 4555
Richmond VIC 3121
Tel: 03 9426 1000
Fax: 03 9426 1050

Melbourne
Land & Housing
Level 2,
352 Wellington Rd
Mulgrave VIC 3170
DX 16630 Oakleigh
Tel: 03 8562 2000
Fax: 03 8562 2077

Melbourne
Apartments
17-23 Queensbridge St
Southbank VIC 3006
Tel: 03 8695 6400
Fax: 03 9690 1280

Perth
Level 2
47 Colin St
West Perth WA 6005
Tel: 08 9486 4500
Fax: 08 9486 4200

Brisbane
32 Logan Rd
Woolloongabba
QLD 4102
PO Box 1365
Coorparoo QLD 4151
Tel: 07 3391 7466
Fax: 07 3891 1389

CAPITALAND LIMITED

ANNOUNCEMENT BY CAPITALAND'S SUBSIDIARY, CAPITAMALL TRUST MANAGEMENT LIMITED – "PAYMENT OF MANAGEMENT FEE BY WAY OF THE UNITS IN CAPITAMALL TRUST"

CapitaLand Limited's subsidiary, CapitaMall Trust Management Limited ("CMTML"), has today issued an announcement on the above matter. Attached CMTML's announcement is for information.

CMTML's annc.pd

Submitted by Jessica Lum, Assistant Company Secretary on 28/10/2003 to the SGX

MASNET No. 88 OF 28.10.2003
Announcement No. 88

CAPITAMALL TRUST

PAYMENT OF MANAGEMENT FEE BY WAY OF THE UNITS IN CAPITAMALL TRUST

The Board of Directors of CapitaMall Trust Management Limited (the "Company") wishes to announce that the Company, being the manager of CapitaMall Trust ("CMT"), has on 28 October 2003 received 697,168 units in CMT issued at a price of S$0.96 per unit, as payment of the performance component of the management fee for the period 1 July 2003 to 30 September 2003. This manner of payment of the performance component of the management fees in units was disclosed in the Prospectus dated 28 June 2002 issued by the Company in the initial public offering of CMT. With this payment, the Company's holding of units in CMT is 3,263,427 units.

By Order of the Board
CapitaMall Trust Management Limited

Winnie Tan
Company Secretary
28 October 2003

Submitted by Winnie Tan, Company Secretary, CapitaMall Trust Management Limited (as manager of CapitaMall Trust) on 28/10/2003 to the SGX

CAPITALAND LIMITED

ANNOUNCEMENT AND PRESS RELEASE BY CAPITALAND'S SUBSIDIARY, RAFFLES HOLDINGS LIMITED – "3RD QUARTER FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED 30 SEPTEMBER 2003"

CapitaLand Limited's subsidiary, Raffles Holdings Limited ("Raffles"), has today announced its 3rd Quarter Financial Statements for the three months ended 30 September 2003.

For details, please refer to the announcement and press release posted by Raffles on the SGX website www.sgx.com.sg

Submitted by Jessica Lum, Assistant Company Secretary on 28/10/2003 to the SGX

Raffles HOLDINGS

RAFFLES HOLDINGS LIMITED

Third Quarter Financial Statement

PART I - INFORMATION REQUIRED FOR ANNOUNCEMENTS OF QUARTERLY (Q1, Q2 & Q3), HALF-YEAR AND FULL YEAR RESULTS

1(a) **An income statement (for the group) together with a comparative statement for the corresponding period of the immediately preceding financial year**

		Group (Third Quarter)			Group (Year-To-Date)		
		Q3 2003	Q3 2002	Incr / (Decr)	30 Sep 2003	30 Sep 2002	Incr / (Decr)
	Note	S$'000	S$'000	%	S$'000	S$'000	%
Turnover	i	**96,120**	**91,207**	5	**284,222**	**282,460**	1
Cost of sales	i	(45,058)	(45,331)	(1)	(142,526)	(137,694)	4
Gross profit	i	**51,062**	**45,876**	11	**141,696**	**144,766**	(2)
Advertising & promotion	ii	(6,351)	(4,772)	33	(19,447)	(18,310)	6
General & administration	ii	(18,416)	(19,681)	(6)	(58,852)	(60,361)	(2)
Property & maintenance	ii	(27,750)	(23,149)	20	(81,107)	(71,310)	14
Exceptional gains	iii	2,628	-	n.m.	43,260	16,755	158
Exceptional losses	iii	-	-	n.m.	(2,978)	-	n.m.
Other income		1,032	750	38	2,427	1,786	36
Profit on operating activities	iv	**2,205**	**(976)**	n.m.	**24,999**	**13,326**	88
Share of results of associated companies	v	11,013	9,564	15	34,287	27,570	24
Profit before Interest and tax		**13,218**	**8,588**	54	**59,286**	**40,896**	45
Finance income	vi	3,603	859	319	7,448	3,567	109
Finance costs	vii	(1,823)	(2,767)	(34)	(6,408)	(7,448)	(14)
Profit before tax	viii	**14,998**	**6,680**	125	**60,326**	**37,015**	63
Taxation	ix	(5,368)	(3,981)	35	(16,692)	(13,751)	21
Profit after tax		**9,630**	**2,699**	257	**43,634**	**23,264**	88
Minority interests		(148)	(142)	4	638	(3,871)	n.m.
Profit attributable to shareholders	x	**9,482**	**2,557**	271	**44,272**	**19,393**	128

n.m. - not meaningful

Explanatory Notes - Q3 2003 vs Q3 2002

i) Turnover, cost of sales and gross profit

In Q3 2003, turnover increased by S$4.9 mil or 5.4% to S$96.1 mil over Q3 2002. The increase was due to the consolidation of one month of Swissotel Nankai Osaka's turnover following its launch on 1 September 2003 and the translation of the turnover denominated in foreign currencies (the Swiss Franc, the Euro and the Australian Dollar) into Singapore Dollar at higher exchange rates. As at 30 September 2003, the Swiss Franc, the Euro and the Australian Dollar appreciated by 13.5%, 16.7% and 12.7% respectively against the Singapore Dollar as compared to 30 September 2002. These more than offset the deconsolidation of the Raffles Brown's turnover following its divestment in Q2 2003.

Cost of sales decreased by S$0.3 mil or 0.6% as compared to Q3 2002. If the foreign currencies translation effect which resulted in a higher cost of sales balance were excluded, the cost of sales in fact decreased by a larger S$3.0 mil or 6.5% as compared to Q3 2002. This was achieved despite a higher turnover in the current quarter and was the result of the successful implementation of the various cost-containment measures such as outsourcing, job enlargement and rationalisation, shared services and central purchasing since last quarter.

Gross profit improved by S$5.2 mil or 11.3% when compared against the corresponding quarter last year due to the higher turnover and the lower cost of sales.

ii) Advertising & promotion, general & administration and property & maintenance

These expenses represented the key operating expenses of the Group.

Advertising & promotion expenses increased by S$1.6 mil or 33.1%. This was mainly due to (a) major promotional expenses incurred for the launching of the Swissotel Nankai Osaka on 1 September 2003 and in the reflagging of Merchant Court Hotel Sydney in December 2003 and, (b) the effects of the foreign currencies translation into Singapore Dollar.

General & administration expenses decreased by S$1.3 mil or 6.4%. If the effects of the foreign currencies translation were excluded, these expenses actually decreased by S$2.2 mil. This was the result of the intensive cost containment measures that had been implemented at both the hotels and corporate level since last quarter.

Property & maintenance expenses increased by S$4.6 mil to S$27.8 mil mainly due to the lease payment of Swissotel Nankai Osaka, higher depreciation and utilities charges.

iii) Exceptional items

In Q3 2003, the Group recognised an exceptional gain of S$2.6 mil (S$1.8 mil after tax and minority interests) from a further final payment following the completion of the Raffles Brown's Hotel divestment.

iv) Profit on operating activities

Profit on operating activities was higher than that in Q3 2002 by S$3.2 mil due to better operating performance as highlighted in notes (i) and (ii) above and the exceptional gain of S$2.6 mil as highlighted in note (iii) above.

v) Share of results of associated companies

Income derived from associated companies for Q3 2003 increased by S$1.4 mil over Q3 2002 from S$9.6 mil to S$11.0 mil because Tincel Properties (Private) Limited ("Tincel Properties") which owns Raffles City Complex performed slightly better and the Group no longer equity accounted for the losses of an associated company after having fully provided for the diminution in value of this investment on 31 December 2002.

vi) Finance income

Finance income increased S$2.7 mil in Q3 2003 as compared against that in Q3 2002 due to higher interest income from increased short-term investments and on loan extended to an operating investee company and net foreign exchange gain resulting from the translation of foreign currency monetary assets and liabilities into Singapore Dollar.

vii) Finance costs

In Q3 2003, finance costs were lower than the same quarter last year by S$0.9 mil or 34.1% due mainly to lower average interest rates and lower average principal in the current quarter.

viii) Profit before tax

The profit before tax for Q3 2003 of S$15.0 mil was S$8.3 mil or 124.5% higher than the S$6.7 mil recorded in Q3 2002 as explained in notes (iv) to (vii) above.

ix) Taxation

Taxation for Q3 2003 was higher than the same quarter last year by S$1.4 mil or 34.8% due mainly to the provision for tax on the additional exceptional gain of S$2.6m as explained in note (iii) above.

x) Profit attributable to shareholders (PATMI)

Overall, Q3 2003 profit attributable to shareholders increased by S$6.9 mil due to (a) better operating performance that resulted from a higher turnover and lower costs that arose from the stringent cost containment measures and the rationalisation of operations, (b) higher finance income and (c) the additional net gain of S$1.8m on divestment of Raffles Brown's Hotel.

Additional Disclosure

	Group (Third Quarter)		
	Q3 2003	Q3 2002	Incr / (Decr)
	S$'000	S$'000	%
i) Profit before tax was arrived at after:			
Charging			
Depreciation and amortisation	(13,045)	(12,079)	8
Provision for doubtful debts	(159)	(194)	(18)
Net loss on disposal of property, plant and equipment	-	(47)	n.m.
Interest expense	(1,823)	(2,510)	(27)
Foreign exchange loss	-	(257)	n.m.
And crediting			
Interest income	2,864	859	233
Net gain on disposal of property, plant and equipment	570	-	n.m.
Foreign exchange gain	739	-	n.m.
Write-back of provision for doubtful debts	868	32	n.m.

ii) Extraordinary income

Nil

iii) Adjustments for under or overprovision of tax in respect of prior years

The adjustment for under or overprovision of tax in respect of prior years is immaterial.

1(b)(i) A balance sheet (for the issuer and group), together with a comparative statement as at the end of the immediately preceding financial year

	Group		Company	
	30 Sep 2003	31 Dec 2002	30 Sep 2003	31 Dec 2002
	S$'000	S$'000	S$'000	S$'000
Current assets				
Cash and cash equivalents	189,767	104,684	112,741	77,208
Receivables	71,324	69,477	27,111	22,036
Short-term investments	205,005	158,250	192,713	158,250
Inventories	9,921	10,009	-	-
Other current assets	18,264	3,388	20	25
	494,281	345,808	332,585	257,519
Non-current assets				
Receivables	59,303	69,578	-	113
Other investments and assets	5,630	17,340	97	115
Investment in associated companies	750,328	730,975	371,441	371,441
Investment in subsidiaries	-	-	1,078,230	1,136,436
Investment property	65,000	65,000	-	-
Property, plant and equipment	1,093,621	1,192,860	18	22
Deferred tax asset	2,281	1,900	-	-
Goodwill	25,624	20,442	-	-
	2,001,787	2,098,095	1,449,786	1,508,127
Total assets	**2,496,068**	**2,443,903**	**1,782,371**	**1,765,646**
Current liabilities				
Trade and other payables	140,511	120,796	5,521	5,117
Provision for income tax	27,203	16,063	13,248	7,835
Borrowings	106,691	119,439	-	-
Provisions	4,079	4,660	4,079	4,660
	278,484	260,958	22,848	17,612
Non-current liabilities				
Borrowings	162,556	151,578	-	-
Provision for deferred tax	25,577	25,100	-	-
Other non-current liabilities	1,688	1,360	1,003	855
Provisions	17,378	17,378	17,378	17,378
	207,199	195,416	18,381	18,233
Total liabilities	**485,683**	**456,374**	**41,229**	**35,845**
Net assets	**2,010,385**	**1,987,529**	**1,741,142**	**1,729,801**
Share capital and reserves				
Share capital	1,040,000	1,040,000	1,040,000	1,040,000
Reserves	861,427	841,523	701,142	689,801
Interests of shareholders of the Company	1,901,427	1,881,523	1,741,142	1,729,801
Minority interests	108,958	106,006	-	-
	2,010,385	**1,987,529**	**1,741,142**	**1,729,801**
Net tangible assets (Interests of shareholders of the Company less goodwill)	1,875,803	1,861,081	1,741,142	1,729,801

Explanatory Notes

The Group's total assets of S$2,496.1 mil as at 30 September 2003 was S$52.2 mil higher than the balance of S$2,443.9 mil as at 31 December 2002 mainly due to the gain on translation of foreign currency denominated assets into Singapore Dollars.

The sales proceeds of S$160.9 mil from the divestment of Raffles Brown's Hotel was received in Q3 2003 and resulted in the S$85.1 mil and S$34.5 mil increase in cash and cash equivalents and short-term market investments respectively.

The divestment also reduced the amount of property, plant and equipment as at 30 September 2003 by S$128.1 mil, offset partially by the S$45.4 mil increase in balances due to the translation of foreign currency denominated property, plant and equipment balances into the Singapore Dollar at rates higher than the rates as at 31 December 2002. In line with the Group's practice, a review of the carrying values of these property, plant and equipment for any indication of impairment will be conducted at the end of the current financial year.

In Q3 2003, the Group acquired a 20% equity stake in a company that was to develop a luxury resort in Phuket, Thailand for S$8.2 mil as part of a business transaction to secure a hotel / villa management contract. The Group also extended a working capital loan of S$10.0 mil to one of its associated companies in Q3 2003. These were the main reasons for the increase in investment in associated companies of S$19.4m.

The Group's total borrowings decreased by S$1.8 mil from S$271.0 to S$269.2 mil. This was due to repayment of loans of S$13.2 mil, partially offset by increase in balances on translation of foreign currency denominated loans to Singapore Dollars. The increase in loan balances arising from the translation of foreign currency denominated loans were totally offset by the corresponding increase in property, plant and equipment balances.

As part of the Group's continuous liabilities management efforts, the short-term borrowings were reduced by S$12.8m, with a similar increase in borrowings repayable after one year of S$11.0 mil.

Interests of shareholders of the Company (Shareholders' funds)
The Group's shareholders' funds increased by S$19.9 mil to S$1,901.4 mil as at 30 September 2003 as compared to S$1,881.5 mil as at 31 December 2002. The increase was due mainly to the following:

(a) year-to-date net profit of S$44.3 mil;
(b) balance sheet translation gain on the Group's net foreign currency denominated assets of S$11.9 mil;

partly offset by:

(c) dividend payment to shareholders of S$32.4 mil.

1(b)(ii) Aggregate amount of group's borrowings and debt securities

(a) Amount repayable in one year or less, or on demand

As at 30 Sep 2003		As at 31 Dec 2002	
S$'000	S$'000	S$'000	S$'000
Secured	Unsecured	Secured	Unsecured
64,205	42,486	75,694	43,745

(b) Amount repayable after one year

As at 30 Sep 2003		As at 31 Dec 2002	
S$'000	S$'000	S$'000	S$'000
Secured	Unsecured	Secured	Unsecured
122,556	40,000	106,578	45,000

(c) Details of any collateral

At the end of the financial period, property, plant and equipment with total net book values as follows were mortgaged to banks to secure credit facilities for the Group's overseas subsidiaries:

	30 Sep 2003	31 Dec 2002
	S$'000	S$'000
Freehold and leasehold land and buildings mortgaged to banks	487,939	373,161

1(c) A cash flow statement (for the group), together with a comparative statement for the corresponding period of the immediately preceding financial year

	Group	
	Q3 2003	Q3 2002
	S$'000	S$'000
Cash flows from Operating Activities		
Profit before tax	14,998	6,680
Adjustment for :		
Exceptional gain	(2,628)	-
Depreciation and amortisation charge	13,045	12,079
Exchange difference	(1,431)	(78)
Interest income and dividend income	(2,896)	(891)
Interest expense	1,823	2,510
Provision for retirement gratuity	86	111
(Gain) / loss on disposal of property, plant and equipment	(570)	47
Provision for doubtful debts	159	194
Write-back of provision for doubtful debts	(868)	(32)
Share of results of associated companies	(11,013)	(9,564)
OPERATING PROFIT BEFORE WORKING CAPITAL CHANGES	10,705	11,056
Change in operating assets and liabilities, net of effects from disposal of subsidiaries:		
Decrease / (increase) in inventories	160	(7)
(Increase) / decrease in receivables	(16,213)	3,765
Increase / (decrease) in payables	6,085	(7,547)
Cash from operations	737	7,267
Income tax paid	(1,185)	(1,812)
Interest received from an associated company	2,792	2,726
NET CASH INFLOW FROM OPERATING ACTIVITIES	2,344	8,181
Cash flows from Investing Activities		
Other interest and dividends received	2,283	1,804
Proceeds from sale of property, plant & equipment and investments	600	5
Return of capital from an investee company	-	148
Purchase of short-term market investments	(21,454)	570
Purchase of property, plant and equipment and other assets	(5,737)	(15,252)
Proceeds from disposal of a subsidiary	160,940	-
Investment in associated companies	(8,884)	-
NET CASH INFLOW / (OUTFLOW) FROM INVESTING ACTIVITIES	127,748	(12,725)
Cash flows from Financing Activities		
Dividends paid to minority shareholder	(675)	-
Interest paid	(924)	(1,999)
Proceeds from short-term borrowings	13,191	7,283
NET CASH INFLOW FROM FINANCING ACTIVITIES	11,592	5,284
Net increase in cash and cash equivalents held	141,684	740
Cash and cash equivalents at the beginning of the financial period	45,347	88,475
Cash and cash equivalents at the end of the financial period	187,031	89,215

Explanatory Notes

i) For the purpose of the consolidated cash flow statement, the consolidated cash and cash equivalents at the end of the financial period comprised the following:

	Group	
	30 Sep 2003	30 Sep 2002
	S$'000	S$'000
Cash and cash equivalents	189,767	94,301
Less: Bank overdrafts*	(2,736)	(5,086)
Cash and cash equivalents per consolidated cash flow statement	187,031	89,215

* Bank overdrafts form part of the borrowings under current liabilities.

ii) Net cash inflow for the quarter ended 30 September 2003 of S$141.7 mil was mainly due to the receipt of S$160.9m from the divestment of Raffles Brown's Hotel, partly offset by the purchase of S$21.5 mil short-term market investments as part of the Group's yield management of surplus cash pending further deployment.

The ending cash balance did not include the Group's investments in short-term market investments of S$192.7 mil although it is readily convertible to cash.

1(d)(i) A statement (for the issuer and group) showing either (i) all changes in equity or (ii) changes in equity other than those arising from capitalisation issues and distributions to shareholders, together with a comparative statement for the corresponding period of the immediately preceding financial year

Group

	Share capital	Share premium	Investment revaluation reserve	Exchange fluctuation and other reserves	Retained earnings	Total
	S$'000	S$'000	S$'000	S$'000	S$'000	S$'000
As at 1 Jul 2003	1,040,000	105,152	258,287	(19,360)	518,871	1,902,950
Net currency translation adjustment	-	-	-	(11,005)	-	(11,005)
Net loss not recognised in income statement	-	-	-	(11,005)	-	(11,005)
Net profit after tax	-	-	-	-	9,482	9,482
Total recognised (loss) / gain for the financial period	-	-	-	(11,005)	9,482	(1,523)
Transfer from retained profits to capital reserves				54	(54)	-
As at 30 Sept 2003	1,040,000	105,152	258,287	(30,311)	528,299	1,901,427
As at 1 Jul 2002	1,040,000	105,152	277,344	(57,889)	493,112	1,857,719
Net currency translation adjustment	-	-	-	14,034	-	14,034
Net gain not recognised in income statement	-	-	-	14,034	-	14,034
Net profit after tax	-	-	-	-	2,557	2,557
Total recognised gains for the financial period	-	-	-	14,034	2,557	16,591
As at 30 Sept 2002	1,040,000	105,152	277,344	(43,855)	495,669	1,874,310

Company

	Share capital	Share premium	Exchange fluctuation and other reserves	Retained earnings	Total
	S$'000	S$'000	S$'000	S$'000	S$'000
As at 1 Jul 2003	1,040,000	105,152	25,025	563,862	1,734,039
Net currency translation adjustment	-	-	(2,289)	-	(2,289)
Net loss not recognised in income statement	-	-	(2,289)	-	(2,289)
Net profit after tax	-	-	-	9,392	9,392
Total recognised (loss) / gain for the financial period	-	-	(2,289)	9,392	7,103
As at 30 Sept 2003	1,040,000	105,152	22,736	573,254	1,741,142
As at 1 Jul 2002	1,040,000	105,152	12,020	551,641	1,708,813
Net currency translation adjustment	-	-	4,972	-	4,972
Net gain not recognised in income statement	-	-	4,972	-	4,972
Net profit after tax	-	-	-	1,750	1,750
Total recognised gains for the financial period	-	-	4,972	1,750	6,722
As at 30 Sept 2002	1,040,000	105,152	16,992	553,391	1,715,535

1(d)(ii) Details of any changes in the company's share capital arising from rights issue, bonus issue, share buy-backs, exercise of share options or warrants, conversion of other issues of equity securities, issue of shares for cash or as consideration for acquisition or for any other purpose since the end of the previous period reported on. State also the number of shares that may be issued on conversion of all the outstanding convertibles as at the end of the current financial period reported on and as at the end of the corresponding period of the immediately preceding financial year

There have been no changes to the issued share capital of the Company since 30 June 2003.

Share Options

14,930,400 new options were granted under the Raffles Holdings Share Option Plan (the "Share Option Plan") during Q3 2003. No shares of the Company were issued during Q3 2003 by virtue of the exercise of options to take up unissued ordinary shares of the Company. As at 30 September 2003, there were 34,131,600 (30 September 2002: 23,171,200) unissued ordinary shares of S$0.50 each of the Company under Option under the aforesaid Share Option Plan, after accounting for 288,500 share options that were cancelled upon resignation of employees during the current quarter.

Performance Shares

The Performance Share Plan contemplates the award of fully-paid shares to participants to achieve pre-determined targets that create and enhance economic values for shareholders of the Company. During Q3 2003, there were no new awards and no cancellations of performance shares. As at 30 September 2003, there were 2,700,000 (30 September 2002: 2,300,000) awards outstanding. Awards granted are only released when the pre-determined targets are achieved. To date, no release of awards has been made as the three-year performance cycle of the first grant of awards would end in 2004 and any release of performance shares would be made in 2005. The amount provided in the income statement for Q3 2003 is S$0.1 mil.

The details of the Performance Share Plan can be found in the 2002 Annual Report.

2. Whether the figures have been audited, or reviewed and in accordance with which standard (e.g. the Singapore Standard on Auditing 910 (Engagements to Review Financial Statements), or an equivalent standard)

The figures have not been audited nor reviewed by the Group's auditors.

3. Where the figures have been audited or reviewed, the auditors' report (including any qualifications or emphasis of matter)

Not applicable.

4. Whether the same accounting policies and methods of computation as in the issuer's most recently audited annual financial statements have been applied

The Group has applied the same accounting policies and methods of computation in the financial statements for the current reporting period compared with the financial statements as at 31 December 2002.

5. If there are any changes in the accounting policies and methods of computation, including any required by an accounting standard, what has changed, as well as the reasons for, and the effect of, the change

Not applicable.

6. Earnings per ordinary share of the group for the current period reported on and the corresponding period of the immediately preceding financial year, after deducting any provision for preference dividends

		Group (Third Quarter)		Group (Year-To-Date)	
		Q3 2003	Q3 2002	30 Sept 2003	30 Sep 2002
(a)	Based on the weighted average number of ordinary shares on issue (cents)	0.46	0.12	2.13	0.93
(b)	On fully diluted basis (cents)	0.46	0.12	2.13	0.93

7. Net asset value (for the issuer and group) per ordinary share based on issued share capital of the issuer at the end of the (a) current period reported on and (b) immediately preceding financial year

	Group		Company	
	30 Sep 2003	31 Dec 2002	30 Sep 2003	31 Dec 2002
Net asset value* per ordinary share (S$)	0.97	0.96	0.84	0.83

* Represents total assets minus total liabilities as defined in Chapter 1002 of the SGX Listing Manual.

8. A review of the performance of the group, to the extent necessary for a reasonable understanding of the group's business. The review must discuss any significant factors that affected the turnover, costs, and earnings of the group for the current financial period reported on, including (where applicable) seasonal or cyclical factors. It must also discuss any material factors that affected the cash flow, working capital, assets or liabilities of the group during the current financial period reported on

In its second quarter (Q2 2003) financial statement, the Group announced that it has implemented a refocused demand-driven business strategy to:-

(a) re-organise its hotel operations around its two distinctive brands (namely Raffles Hotels & Resorts and Swissotel Hotels & Resorts), rather than by regions to ensure better responsiveness to market and customer demand and direct bottomline accountability;

(b) restructure costs and corporate support structures to achieve greater operational efficiencies and cost savings; and

(c) pursue asset-light accretive growth through a mix of management contracts, leases and equity participation and to swap assets, where appropriate, to improve returns.

The Group has begun to benefit from the improvement in operating leverage due to the implementation of these business and cost rationalisation initiatives and was able to turn in a better performance in Q3 2003 despite continued softness in the global hospitality market.

In Q3 2003, the Group achieved a net profit attributable to shareholders (PATMI) of S$9.5 mil, a 270.8% increase over the S$2.6 mil recorded in Q3 2002 on a 5.4% increase in turnover. This included a net exceptional gain of S$1.8 mil from a further final payment following the completion of the Raffles Brown's Hotel divestment. On an operating basis, excluding this gain, the Group achieved a PATMI of S$7.7 mil, a 196.2% increase compared to S$2.6 mil in Q3 2002.

During the quarter the Group continued to be successful in pursuing its asset-light growth strategy and added two new management contracts to its portfolio. In August, the Group secured a contract to manage the Raffles Resort Phuket in Thailand with 20% equity participation as well as a contract to manage the Raffles Resort Canouan Island, the Grenadines without equity participation. To-date, the Group has secured a total of four new management contracts since April 2003.

(i) ***Turnover***

	Group (Third Quarter)				Group (Year-To-Date)			
	Q3 2003	Q3 2002	Incr / (Decr)		30 Sep 2003	30 Sep 2002	Incr / (Decr)	
	S$'mil	S$'mil	S$'mil	%	S$'mil	S$'mil	S$'mil	%
Hotels & Resorts	95.8	90.9	4.9	5	283.2	281.6	1.6	1
Related Commercial Investment	0.3	0.3	-	-	1.0	0.9	0.1	11
Total Turnover	**96.1**	**91.2**	**4.9**	**5**	**284.2**	**282.5**	**1.7**	**1**

In Q3 2003, total turnover increased by S$4.9 mil or 5.4% to S$96.1 mil over Q3 2002. The increase was in the Hotels & Resorts segment from the consolidation of one month turnover of Swissotel Nankai Osaka following its launch on 1 September 2003 and aggressive marketing campaigns (like direct marketing, creative partnerships with major on-line travel players and sales campaigns in new markets) undertaken by the Group's hotels to maintain market share. In addition, the increase was also due to the translation of the turnover denominated in foreign currencies (the Swiss Franc, the Euro and the Australian Dollar) into the Singapore Dollar at higher exchange rates. These more than offset the deconsolidation of the Raffles Brown's turnover following its divestment in Q2 2003.

With the 55% divestment of Tincel Properties which owns Raffles City Complex, the Group no longer consolidated the turnover of Tincel Properties. Turnover recorded by the Related Commercial Investment segment related to management fees, which remained unchanged from Q3 2002.

For the nine months ended 30 September 2003, Group turnover increased by S$1.7 mil or 0.6% over the same period in 2002.

(ii) Profitability

	Group (Third Quarter)				Group (Year-To-Date)			
	Q3 2003	Q3 2002	Incr / (Decr)		30 Sep 2003	30 Sep 2002	Incr / (Decr)	
	S$'mil	S$'mil	S$'mil	%	S$'mil	S$'mil	S$'mil	%
Earnings before interest, tax, depreciation & amortisaton (EBITDA)	**29.9**	**21.3**	**8.6**	**40**	**107.7**	**81.4**	**26.3**	**32**
Comprising:								
Hotels & Resorts (Note 1)	17.0	13.6	3.4	25	37.0	40.5	(3.5)	(9)
Related Commercial Investment (Note 2)	6.7	6.8	(0.1)	(1)	23.0	20.5	2.5	12
Net exceptional gain	2.6	-	2.6	n.m.	40.3	16.8	23.5	140
Unallocated (Note 3)	3.6	0.9	2.7	300	7.4	3.6	3.8	106
Profit after tax and minority interests attributable to shareholders (PATMI)	**9.5**	**2.6**	**6.9**	**271**	**44.3**	**19.4**	**24.9**	**128**

Notes:

(1) Hotels & Resorts includes the ownership, development and management of hotels & resorts as well as the apportionment of the Group's share of Tincel Properties' results arising from the hotel segment, which was principally the net lease payments from RC Hotels (Pte) Ltd to Tincel Properties.

(2) Related Commercial Investment relates to the apportionment of the Group's share of Tincel Properties' results arising from the retail and commercial segments. This was principally the net retail shops and commercial offices rental income from Raffles City Shopping Centre and Raffles City Tower.

(3) Unallocated relates mainly to interest income and exchange differences.

For Q3 2003, the Group achieved earnings before interest, tax, depreciation and amortisation (EBITDA) of S$29.9 mil, a 40.4% increase over Q3 2002. The significantly higher EBITDA was mainly attributable to higher contribution from Hotels & Resorts segment, higher finance income and the additional gain of S$2.6 mil from the divestment of Raffles Brown's Hotel.

EBITDA contribution from the Hotels & Resorts segment in Q3 2003 was S$3.4 mil higher than Q3 2002. This was mainly the result of a higher turnover and lower costs from the successful implementation of cost-containment measures such as outsourcing, job enlargement and rationalisation, shared services and central purchasing since the last quarter.

EBITDA from the Related Commercial Investment segment for the current quarter was substantially the same as in Q3 2002.

For the nine months ended 30 September 2003, Group EBITDA increased by S$26.3 mil or 32.3% compared with the same period in 2002.

The Group achieved a PATMI of S$9.5 mil for Q3 2003, a significant 270.8% increase over Q3 2002. On an operating basis, excluding the net exceptional gain, the Group achieved a PATMI of S$7.7 mil, an increase of S$5.1 mil or 196.2% over Q3 2002. This was due mainly to the better operating performance of the Hotels & Resorts segment and higher interest income earned on short-term investments and on loan extended to an operating investee company.

For the nine months ended 30 September 2003, the Group achieved a PATMI of S$44.3 mil, a 128.4% increase over the same period in 2002.

(iii) Review Of Operating Performance (Q3 2003 over Q3 2002)

(a) Hotels and Resorts Segment

Hotels & Resorts includes the ownership, development and management of hotels & resorts as well as the apportionment of the Group's share of Tincel Properties' results arising from the hotel segment, which was principally the net lease payments from RC Hotels (Pte) Ltd to Tincel Properties.

The Group has 28 operating hotels and resorts, 14 were wholly or majority owned. 11 hotels are located in Asia-Pacific, 6 in the Americas, and 11 in Europe and the Mediterranean.

In Q3 2003, the Group achieved an overall RevPAR of S$142, a 1.7% increase compared with Q3 2002. This was driven mainly by occupancy growth in all regions, particularly in Singapore and the Mediterranean which registered double-digit growth of 12.6 percentage points (ppts) and 10.6 ppts respectively.

Except for Europe, RevPAR improved across all regions with the Mediterranean registering the most impressive growth of 14.6% compared with Q3 2002 and growth of 45.0%, from the previous quarter Q2 2003.

The Group's hotels and resorts are managed under two brands, namely

- Raffles Hotels & Resorts comprising 7 hotels & resorts.
- Swissotel Hotels & Resorts comprising 21 hotels & resorts.

Raffles Hotels & Resorts

Raffles Hotels & Resorts' portfolio comprised 7 hotels and resorts, of which 6 were wholly or majority owned. 4 Raffles brand hotels are located in Asia-Pacific, 1 in the United States, and 2 in Europe.

In Q3 2003, Raffles Hotels & Resorts achieved an overall RevPAR of S$148, an increase of 1.6% compared with Q3 2002. This was driven by an increase in average occupancy rate of 6.5 ppts, although average room rates declined by 10.4%.

In Singapore, strong response from the leisure individual traveller segment particularly from Japan, to the "Raffles COOL" packages which the Group launched immediately in July 2003 after the Severe Acute Respiratory Syndrome (SARS) crisis, helped to improve occupancy at Raffles Hotel and Raffles The Plaza by 15.3 ppts, and combined RevPAR of the hotels increased by 5.8%.

In Cambodia, the traditionally low season period of July through September was further depressed by double-digit declines in visitor arrivals in July and August 2003. Under such soft market conditions, the combined RevPAR of Raffles Hotel Le Royal and Raffles Grand Hotel d'Angkor declined by 17.5% as a result of a drop in average room rates and occupancy, a trend generally experienced by all hotels in Cambodia.

In Europe, a slower than expected recovery in corporate travel had affected hotel performance. According to Deloitte & Touche Hotelbenchmark Survey, RevPAR of hotels in Europe declined for 2 consecutive months in July and August 2003 by 10.4% and 5.2% respectively. This downward trend was similarly experienced by Raffles Hotel Vier Jahreszeiten and Le Montreux Palace, where RevPAR declined by 5.2% and 10.4% respectively in Q3 2003.

In the United States, RevPAR in Raffles L'Ermitage increased by 0.6%, in line with RevPAR improvement experienced by Upper-upscale hotels. The improvement in the hotel's average room rate came from the corporate segment.

Swissotel Hotels & Resorts

Swissotel Hotels & Resorts' portfolio comprised 21 hotels, of which 5 were wholly or majority owned and 3 were leased properties. 7 of Swissotel brand hotels are located in Asia-Pacific, 5 in the Americas and 9 in Europe and the Mediterranean.

In Q3 2003, Swissotel Hotels & Resorts achieved an overall RevPAR of S$141, an increase of 1.8% compared with Q3 2002. RevPAR improved in all regions except Europe. The increase in RevPAR was mainly attributable to higher occupancy. In Singapore, occupancy increased by 11.2 ppts while occupancy in the Americas and Europe and the Mediterranean regions increased by 1.7 ppts and 4.1 ppts respectively. However, average room rates saw a marginal decline of 1.3%.

In Singapore, confidence in the country's containment of SARS prompted visitors to return. According to the Singapore Tourism Board, while visitor arrivals declined 6% in the month of September 2003 compared to the same period a year ago, this decline was a strong improvement from the 20.5% and 10.4% decline in the months of July and August 2003 respectively. While pressure on average room rates continued to prevail in an extremely competitive market, Swissotel brand hotels in Singapore were able to successfully tap the corporate groups and leisure individual segments in Q3 2003, which resulted in an increase in occupancy rate of 11.2 ppts. The combined RevPAR of Swissotel hotels in Singapore was ahead of industry performance.

In China, Swissotel Beijing and Swissotel Dalian benefited from the recovery of business travel into China after SARS, and saw an increase from the corporate individual segment and corporate meetings which were earlier postponed.

In Australia, Merchant Court Hotel Sydney performed well. The impressive double-digit RevPAR growth which the hotel achieved in the first half of the year continued into Q3 2003, with the hotel achieving a RevPAR growth of 17.2%. This increase was driven by an increase in both average room rates and occupancy, as a result of increased demand from the leisure individual and corporate meeting segments. This was against the backdrop of a decline in visitor arrivals into Australia by 6.5% for year-to-date August 2003 compared with the same period last year.

In Thailand, Merchant Court Bangkok experienced a RevPAR decline of 10.9%, similar to the decline experienced by the industry. While the hotel was able to achieve an increase in average room rate of 8.3%, the lack of demand from the corporate group and leisure group segments resulted in an occupancy decline.

In Japan, Swissotel Nankai Osaka was launched on 1st September 2003 following the award of the management contract to Raffles International Limited. The hotel achieved RevPAR which was in line with the market.

In London, despite the volatility of demand for UK hotels, Swissotel The Howard achieved a remarkable RevPAR growth of 21.4%, driven by increases in both average room rates and occupancy. The increased business came predominantly from the leisure segment, particularly from the weekend internet business.

In Germany, operating conditions continued to be challenging in a competitively priced market. The combined RevPAR of Swissotel hotels declined by 7.8%.

In Switzerland, economic recovery remained tenuous. According to Switzerland-based Federal Statistics office, visitor arrivals declined by 6.8% to 1.92 million in July 2003 particularly from Germany and the UK. The strengthening of Swiss Franc against the dollar in 2003 also made holidays in Switzerland more expensive. Swissotel hotels in Switzerland experienced a combined RevPAR decline of 16.0% in line with the downward trend experienced by the industry.

In The Netherlands, the hotel market experienced a decline in RevPAR. Swissotel Amsterdam was similarly affected, with a RevPAR decline of 9.1%, although this decline was less than that experienced by the industry, as the hotel was able to increase occupancy from conference bookings.

In the Mediterranean, the combined RevPAR of Swissotel Gocek and Swissotel Istanbul increased 14.6%, mainly driven by a double-digit increase in occupancy, largely attributable to a high demand from the leisure individual segment from the Middle East market.

In the United States, increases in business and corporate activity led to a rebound in business travel demand. The RevPAR in the Swissotel brand hotels in North America increased by 3.0%, driven by increases in both average room rates and occupancy. Swissotel Chicago was successful in tapping business from the corporate individual and leisure individual segments. Swissotel Atlanta saw a double-digit growth in its average room rate due to pickup in business from the social and entertainment markets. Although Swissotel New York improved its occupancy from increased demand in the leisure segment, the hotel experienced a RevPAR decline, which was in line with the market.

In South America, the performance of both Swissotel Quito and Swissotel Lima improved significantly. Both hotels saw increases in both average room rates and occupancy. While Swissotel Lima improved its occupancy from business delegations, Swissotel Quito achieved RevPAR growth for the third consecutive quarter this year with an excellent RevPAR growth of 27.4% in Q3 2003 attributable to higher demand from corporate meetings.

(b) <u>Related Commercial Investment Segment</u>

Related Commercial Investment relates to the apportionment of the Group's share of Tincel Properties' results arising from the retail and office segments. This was principally the net rental income from Raffles City Shopping Centre that has a net leaseable retail space of about 26,700 square metres and the net rental income from Raffles City Tower, that has a net leaseable office space of about 35,300 square metres.

Tincel Properties continued to perform well despite difficult market conditions. Against the backdrop of an over supply of office space and weak demand, Raffles City Tower sustained an occupancy rate of above 90% while maintaining signing rents at market rates. Raffles City Shopping Centre also enjoyed almost full occupancy due to its prime location with new and renewal leases signed at or above market rates.

9. Where a forecast, or a prospect statement, has been previously disclosed to shareholders, any variance between it and the actual results

In its Q2 2003 results announcement, it was stated that:

"In line with the global industry outlook, the Group expects Q3 2003 to continue to be impacted by the difficult operating conditions and the performance of operations for the whole of 2003 to be lower compared with 2002. The gain from the successful divestment of *Raffles Brown's Hotel will contribute positively to the overall 2003 profit attributable to shareholders. However, the improvement in* operating leverage as a result of the various cost and business rationalisation initiatives will position the Group well to benefit from future upturn in the global lodging industry."

The current announced results for Q3 2003 in relation to performance of operations is better than what the Group expected in the last announcement. In Q3 2003, the Group achieved a PATMI of S$7.7 mil, an increase of 196.2% on an operating basis excluding exceptional item when compared to Q3 2002.

10. A commentary at the date of the announcement of the competitive conditions of the industry in which the group operates and any known factors or events that may affect the group in the next reporting period and the next 12 months

The Group expects to continue to benefit from the various business initiatives and cost rationalisation it has put in place as well as its growth strategy of adding new management contracts to its existing portfolio.

For Q4 2003, the Group's hotel operations are expected to be profitable while the performance of Tincel Properties is expected to remain stable. Rentals from both retail and office spaces are expected to remain resilient for the rest of 2003 in view of the limited supply of prime retail space and the tenure of the committed office leases.

For the whole of 2003, the Group expects its performance from operations to be better compared with 2002. In addition, the gain from the successful divestment of Raffles Brown's Hotel will contribute positively to the overall 2003 profit attributable to shareholders. In line with the Group's practice, a review of the carrying values of property, plant and equipment for any indication of impairment will be conducted at the end of the current financial year.

11. Dividend

(a) Current Financial Period Reported On

Any dividend declared for the current financial period reported on? No

(b) Corresponding Period of the Immediately Preceding Financial Year

Any dividend declared for the corresponding period of the immediately preceding financial year? No

(c) Date payable

NA

(d) Books closure date

NA

12. If no dividend has been declared / recommended, a statement to that effect

NA

PART II - ADDITIONAL INFORMATION REQUIRED FOR FULL YEAR ANNOUNCEMENT (This part is not applicable to Q1, Q2, Q3 or Half Year Results)

13. Segmented revenue and results for business or geographical segments (of the group) in the form presented in the issuer's most recently audited financial statements, with comparative information for the immediately preceding year

(a) Primary reporting - business segments

30 Sep 2003 S$'000	Hotels & Resorts	Related Commercial Investment	Unallocated	Consolidated
Turnover				
External sales	283,221	1,001	-	284,222
Profit on operating activities	24,016	1,001	(18)	24,999
Share of results of associated companies	12,276	22,011	-	34,287
Profit before interest and tax	36,292	23,012	(18)	59,286
Finance income				7,448
Finance costs				(6,408)
Profit before tax				60,326
Taxation				(16,692)
Profit after tax				43,634
Minority interests				638
Profit attributable to shareholders				44,272

30 Sep 2002 S$'000	Hotels & Resorts	Related Commercial Investment	Unallocated	Consolidated
Turnover				
External sales	281,537	923	-	282,460
Profit on operating activities	12,424	923	(21)	13,326
Share of results of associated companies	8,141	19,429	-	27,570
Profit before interest and tax	20,565	20,352	(21)	40,896
Finance income				3,567
Finance costs				(7,448)
Profit before tax				37,015
Taxation				(13,751)
Profit after tax				23,264
Minority interests				(3,871)
Profit attributable to shareholders				19,393

(b) Secondary reporting - geographical segments

	Group (Year-To-Date)			
	30 Sep 2003		30 Sep 2002	
	S$'000	%	S$'000	%
Turnover				
Singapore	65,234	23%	76,539	27%
Asia-Pacific ex Singapore	35,963	13%	25,274	9%
Europe	156,323	55%	153,112	54%
Americas	26,702	9%	27,535	10%
	284,222	100%	282,460	100%
EBITDA				
Singapore	39,129	36%	36,305	45%
Asia-Pacific ex Singapore	1,883	2%	10,895	13%
Europe	57,167	53%	24,457	30%
Americas	9,557	9%	9,740	12%
	107,736	100%	81,397	100%

14. Interested persons transactions disclosure pursuant to Shareholders' Mandate*

Interested Party	Aggregate value of all interested person transactions during the financial quarter under review (excluding transactions less than S$100,000 and transactions conducted under Shareholders' Mandate*)	Aggregate value of all interested person transactions conducted under Shareholders' Mandate* (excluding transactions less than S$100,000)
	S$'000	S$'000
CapitaLand Limited Group	-	-
Singapore Technologies Pte Ltd Group	-	-
Temasek Holdings (Private) Limited Group	-	-
Total	-	-

* As approved at Annual General Meeting on 16 April 2003.

This release may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, competition from other companies, shifts in customer demands, customers and partners, changes in operating expenses, including employee wages, benefits and training, governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business. You are cautioned not to place undue reliance on these forward-looking statements, which are based on current view of management on future events.

BY ORDER OF THE BOARD

Chong Kee Hiong
Chief Financial Officer
28 October 2003

Raffles
HOLDINGS

Press Release on Financial Statements for the three months ended 30 September 2003

- **RAFFLES HOLDINGS ACHIEVED A NET PROFIT ATTRIBUTABLE TO SHAREHOLDHOLDERS OF S$9.5 MILLION IN Q3 2003**
- **A 271% INCREASE OVER Q3 2002**

FINANCIAL HIGHLIGHTS			
(S$ million)	Third Quarter 2003 (Q3 2003)	Third Quarter 2002 (Q3 2002)	Growth %
Turnover	96.1	91.2	5
Earnings before interest, taxes, depreciation and amortisation (EBITDA)	29.9	21.3	40
Profit before tax (PBT)	15.0	6.7	125
Profit attributable to shareholders (PATMI)			
- PATMI including exceptional items	9.5	2.6	271
- Operating PATMI excluding exceptional items	7.7	2.6	196
Earnings per share (cents)	0.46	0.12	271

- **ACHIEVED HIGHER PATMI OF S$9.5M ON THE BACK OF IMPROVED OPERATING LEVERAGE**
  - PATMI increased by S$6.9m to S$9.5m over Q3 2002.
  - The Group's performance benefited from the various business initiatives and cost rationalisation implemented since Q2 2003.

- PATMI included an exceptional gain after tax of S$1.8m from a further final payment following the completion of the Raffles Brown's Hotel divestment.
- On an operating basis, excluding this net exceptional gain, PATMI increased by S$5.1m to S$7.7m.

- **SUCCESSFUL IMPLEMENTATION OF THE REFOCUSED BUSINESS STRATEGY**

  - "The Group has started to benefit from the improvement in operating leverage due to the implementation of the various business and cost rationalisation initiatives and was able to turn in a better performance in Q3 2003 despite continued softness in the global hospitality market.
  - The Group has also been successful in pursuing its asset-light growth strategy and secured four new management contracts since April 2003."

  Jennie Chua, President & CEO, Raffles Holdings Limited

- **THE REFOCUSED BUSINESS STRATEGY WILL POSITION THE GROUP WELL TO BENEFIT FROM A RECOVERY IN THE GLOBAL LODGING INDUSTRY**

  - "Going forward, the Group expects to continue to benefit from the full impact of its refocused business strategy as well as the consolidation of new projects.
  - For the whole of 2003, the Group expects its performance from operations to be better compared with 2002."

  Cheng Wai Keung, Chairman, Raffles Holdings Limited

****

About Raffles Holdings Limited (Ticker: Bloomberg – RHL SP EQUITY, Reuters – RHLT.SI)

Raffles Holdings Limited is a hospitality company listed on the Singapore Exchange Securities Trading Limited. It is headquartered in Singapore and has an approximate 12,000-room portfolio comprising hotels and resorts in 33 major destinations across Asia, Australia, Europe, North America and South America.

Raffles Holdings has a hotel management subsidiary, Raffles International Limited. Raffles International Limited, formed in 1989, is a name well respected in the industry for its standards of quality, award-winning concepts and innovative approach towards hotel management.

The Group's portfolio of hotels is marketed under two brands. The "Raffles Hotels & Resorts" brand distinguishes itself by the highest standards of products and services available in major cities on an international level. These include the legendary Raffles Hotel, Singapore, Raffles Hotel Vier Jahreszeiten, Hamburg, Raffles L'Ermitage Beverly Hills, California and Le Montreux Palace, Montreux. The "Swissôtel Hotels & Resorts" brand offers quality accommodation and the full range of modern facilities and amenities expected by today's discerning traveler, with an emphasis on quality and comfort. Under the Swissôtel Hotels & Resorts brand, the Group owns and manages 25 hotels in 23 destinations.

About CapitaLand Limited

Raffles Holdings is a subsidiary of CapitaLand Limited, which is listed on the Singapore Exchange Securities Trading Limited.

CapitaLand is one of the largest listed property companies in Asia. Headquartered in Singapore, the multi-national company has property and property-related services focused in select gateway cities in China, Australia and the UK. CapitaLand's hospitality businesses, in hotels and serviced residences, span more than 50 cities around the world.

Its business interests cover commercial and industrial buildings, residential properties, property funds, real estate financials and property services, besides hotels and serviced residences. CapitaLand also leverages on its significant real estate asset base and market knowledge to develop fee-based products and services.

For more information, please contact:

Lim Li Chuen (Ms)
Director, Investor Relations
Raffles Holdings Limited
Tel: (65) 6430 1357
Fax: (65) 6339 2912
E-mail: lim.lichuen@raffles.com

Or visit our website at www.rafflesholdings.com

Appendix A

HOTEL PORTFOLIO

Raffles Hotels & Resorts – 2,647 Rooms and Suites

Raffles Hotel, Singapore.	103
Raffles The Plaza, Singapore	783
Raffles Grand Hotel d'Angkor, Siem Reap, Cambodia	131
Raffles Hotel Le Royal, Phnom Penh, Cambodia	210
Raffles L'Ermitage Beverly Hills, California, USA	124
Raffles Hotel Vier Jahreszeiten, Hamburg, Germany	156
Le Montreux Palace, Montreux, Switzerland	235
Raffles Resort Canouan Island, The Grenadines (target opening 2004)	156
Raffles Resort Phuket, Thailand (target opening 2006)	79
Raffles Resort Bali at Jimbaran, Indonesia*	210
Raffles Resort Bintan, Indonesia*	300
Raffles Resort Mallorca at Colinas d'Es Trenc, Spain*	160

Swissôtel – 9,983 Rooms and Suites

Swissôtel The Stamford, Singapore	1,263
Swissôtel Merchant Court , Singapore	476
Swissôtel Beijing, China	462
Swissôtel Dalian, China	415
Swissôtel Nankai Osaka, Japan (leased)	548
Merchant Court Hotel, Sydney, Australia	361
Merchant Court at Le Concorde, Bangkok, Thailand	410
Nai Lert Park, Bangkok, Thailand (from January 2004)	338
Swissôtel Berlin, Germany (leased)	316
Swissôtel Dusseldorf, Germany	246
Swissôtel The Howard, London, UK	156
Swissôtel Basel, Switzerland	238
Swissôtel Metropole, Geneva, Switzerland	128
Swissôtel Zurich, Switzerland	347
Swissôtel Amsterdam, The Netherlands (leased)	106
Swissôtel Gocek, Marina & Spa Resort, Turkey	557
Swissôtel The Bosphorus, Istanbul, Turkey	567
Swissôtel Atlanta, USA	365
Swissôtel Chicago, USA	632
Swissôtel The Drake, New York, USA	495
Swissôtel The Watergate, Washington D.C., USA**	251
Swissôtel Lima, Peru	244
Swissôtel Quito, Ecuador	250
Swissôtel The Celik Palas, Bursa, Turkey (target opening 2005)	353
Swissôtel The Grand Hotel Efes, Izmir, Turkey (target opening 2005)	174
Swissôtel Frankfurt, Germany*	285

* being developed by owners

** under marketing representation

CAPITALAND LIMITED

ANNOUNCEMENT AND NEWS RELEASE BY CAPITALAND'S SUBSIDIARY, THE ASCOTT GROUP LIMITED - "UNAUDITED RESULTS FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2003"

CapitaLand Limited's subsidiary, The Ascott Group Limited ("Ascott"), has today announced its unaudited results for the nine months ended 30 September 2003.

For details, please refer to the announcement and news release posted by Ascott on the SGX website www.sgx.com.sg

Submitted by Jessica Lum, Assistant Company Secretary on 29/10/2003 to the SGX

82-4507

THE ASCOTT GROUP

THE ASCOTT GROUP LIMITED
UNAUDITED RESULTS FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2003

1(a)(i) INCOME STATEMENT FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2003

	Note	GROUP 3 months ended 30 September 2003 S$'000	GROUP 3 months ended 30 September 2002 S$'000	% +/-	GROUP 9 months ended 30 September 2003 S$'000	GROUP 9 months ended 30 September 2002 S$'000	% +/-
Revenue		**46,644**	**58,793**	-21	**147,811**	**179,281**	-18
Cost of sales		(31,450)	(37,305)	-16	(97,877)	(115,764)	-15
Gross profit		15,194	21,488	-29	49,934	63,517	-21
Other operating income	A.1	1,813	4,668	-61	5,050	12,657	-60
Administrative expenses	A.2	(10,255)	(10,372)	-1	(30,143)	(35,162)	-14
Other operating expenses		(124)	(46)	+170	(261)	(173)	+51
Profit from operations		**6,628**	**15,738**	-58	**24,580**	**40,839**	-40
Profit on disposal of discontinued operations	A.3	2	(1,140)	+100	2,189	15,900	-86
Exchange gain / (loss)	A.4	247	(2,363)	+110	(665)	(1,704)	-61
Interest income	A.5	1,538	1,141	+35	4,707	3,396	+39
Finance costs	A.6	(4,637)	(4,909)	-6	(14,954)	(16,360)	-9
Share of profits/ (losses) of - associates	1.1	561	(2,500)	+122	573	(4,112)	+114
- jointly controlled entities	1.1	4,164	478	+771	8,101	1,227	+560
Profit before tax	A.7	**8,503**	**6,445**	+32	**24,531**	**39,186**	-37
Taxation	A.8	(3,530)	(2,565)	+38	(10,054)	(7,951)	+26
Profit after tax		**4,973**	**3,880**	+28	**14,477**	**31,235**	-54
Minority interests		(543)	(1,092)	-50	(1,591)	(5,554)	-71
Net Profit attributable to Shareholders		**4,430**	**2,788**	+59	**12,886**	**25,681**	-50

Note: In prior years, the Group's revenue and other operating income included interest income from loans to associates and bank deposits and exchange gain. With effect from the current financial year, such interest income and exchange differences are re-presented as separate items on the face of the income statement. Accordingly, the comparative figures have been restated.

1(a)(ii) Explanatory Notes to Income Statement

A.1 Other operating income

This comprises mainly compensation fee, guarantee fee, maintenance service fee and rental of kiosk, temporary space, ATM and advertising panels. Other operating income in 9 months 2002 included a gain of S$9.4 million from the sale of subsidiaries which owned Somerset Grand Shanghai and residential land in Shanghai and the disposal of a 50% share of The Ascott Mayfair to a jointly controlled entity.

A.2 Administrative expenses

This comprises principally depreciation of property, plant and equipment, amortization of goodwill, personnel and related costs for support staff and office rental and maintenance.

A.3 Profit on disposal of discontinued operations

For 9 months 2003, this relates to the gain arising from the disposal of its fixed assets in Scotts Picnic Food Court in March 2003. For 9 months 2002, this relates to the gain arising from the sale of Springleaf Tower, York Road Limited and LC Ventura (Tampines) Pte Ltd which owned the Ventura Place, offset by a loss arising from the sale of Costa Sands resorts and Cuppage Terrace.

A.4 Exchange gain / (loss)

The exchange loss for the period under review relates principally to the revaluation loss of shareholder's loan extended to the Group's associates, as a result of the weakening of the US Dollar against Singapore Dollar.

A.5 Interest income

Interest income increased by 39% due to higher shareholder's loan extended to jointly controlled entities.

A.6 Finance costs

Finance costs decreased by 9% to S$15 million due to lower interest rates achieved (9 months 2003: 3%, 9 months 2002: 3.3%).

A.7 Profit before taxation includes the following major items:

	GROUP 3 months ended 30 September		%	GROUP 9 months ended 30 September		%
	2003 S$'000	2002 S$'000	+/-	2003 S$'000	2002 S$'000	+/-
Depreciation and amortization^	(5,901)	(6,278)	-6	(17,786)	(22,097)	-20
Staff Costs	(11,512)	(10,703)	+8	(35,436)	(33,726)	+5
Profits on the sale of residential properties	-	1,202	na	1,530	1,922	-20

^ The reduction in depreciation was mainly from the property, Somerset Grand Shanghai, which was sold in August 2002.

A.8 Adjustments for under or overprovision of tax in respect of prior years

The Group's tax charge in 9 months 2003 included a write-back for an overprovision of current tax of S$300,000 and deferred tax of S$16,000 in respect of prior years.

61-4564

1(a)(iii) Additional disclosure

1.1 Share of Associates and Jointly Controlled Entities Results

	ASSOCIATES 3 months ended 30 September 2003 S$'000	ASSOCIATES 3 months ended 30 September 2002 S$'000	% +/-	ASSOCIATES 9 months ended 30 September 2003 S$'000	ASSOCIATES 9 months ended 30 September 2002 S$'000	% +/-
Profit before interest, taxation, depreciation and amortization	1,742	1,480		4,174	3,240	
Depreciation and amortization	(753)	(892)		(2,211)	(2,933)	
Profit before interest and taxation	989	588		1,963	307	
Finance costs	(428)	(3,088)		(1,390)	(4,419)	
Profit before taxation	561	(2,500)	+122	573	(4,112)	+114

The Group's share of results of associates was higher in 9 months 2003 as compared to 9 months 2002 due to improvement in the operating results of The Ascott, Beijing.

	JOINTLY CONTROLLED ENTITIES 3 months ended 30 September 2003 S$'000	JOINTLY CONTROLLED ENTITIES 3 months ended 30 September 2002 S$'000	% +/-	JOINTLY CONTROLLED ENTITIES 9 months ended 30 September 2003 S$'000	JOINTLY CONTROLLED ENTITIES 9 months ended 30 September 2002 S$'000	% +/-
Profit before interest, taxation, depreciation and amortization	13,926	3,015		33,714	7,859	
Depreciation and amortization	(3,655)	(628)		(8,833)	(1,776)	
Profit before interest and taxation	10,271	2,387		24,881	6,083	
Finance costs (net)	(6,107)	(1,909)		(16,780)	(4,856)	
Profit before taxation	4,164	478	nm	8,101	1,227	+560

The Group's share of profits of jointly controlled entities in 9 months 2003 was mainly from the new acquisition of the Citadines joint venture in Europe which was completed in February 2003 and gain arising from the sale of Kallista residences in Thailand, partly offset by losses from the Ascott-Dilmun joint venture in the UK.

1(b)(i) **BALANCE SHEET AS AT 30 SEPTEMBER 2003**

	Note	GROUP 30.09.03 S$'000	GROUP 31.12.02 S$'000	COMPANY 30.09.03 S$'000	COMPANY 31.12.02 S$'000
Non-Current Assets					
Property, Plant and Equipment		457,052	468,850	2,519	3,145
Investment Properties		861,368	862,493	330,000	330,000
Properties under development		18,561	18,723	-	-
Interest in Subsidiaries		-	-	323,842	323,842
Interest in Associates		35,683	34,920	2,982	2,992
Interest in Jointly Controlled Entities	B.1	347,196	131,998	-	-
Long-term Investments		6,826	6,826	-	-
Goodwill arising on Consolidation		9,060	6,732	-	-
Deferred Tax Assets		3,007	2,935	-	-
		1,738,753	**1,533,477**	**659,343**	**659,979**
Current Assets					
Properties held for sale		28,300	33,721	-	-
Inventories		1,063	669	-	-
Trade and other receivables	B.2	137,530	205,146	172,879	139,779
Other financial assets		140	58	-	-
Cash and bank balances		73,887	81,689	(35)	1,241
		240,920	**321,283**	**172,844**	**141,020**
Total Assets		**1,979,673**	**1,854,760**	**832,187**	**800,999**
Less:					
Current Liabilities					
Trade and other payables		(113,924)	(136,750)	(139,815)	(90,521)
Bank overdrafts (unsecured)		-	(1)	-	-
Bank loans - Current portion	1b(ii)	(257,820)	(350,736)	-	(93,250)
Unconsumed annual leave		(1,322)	(1,214)	(292)	(292)
Current tax payable		(14,664)	(15,656)	(3,450)	(2,407)
		(387,730)	**(504,357)**	**(143,557)**	**(186,470)**
Net Current Liabilities		**(146,810)**	**(183,074)**	**29,287**	**(45,450)**
		1,591,943	**1,350,403**	**688,630**	**614,529**
Less:					
Non-Current Liabilities					
Loans and borrowings	1b(ii)	(387,038)	(135,370)	(194,218)	(100,000)
Deferred income		(7,399)	(7,871)	-	-
Deferred taxation		(4,189)	(4,653)	(1,164)	(1,163)
		(398,626)	**(147,894)**	**(195,382)**	**(101,163)**
		1,193,317	**1,202,509**	**493,248**	**513,366**
Less:					
Minority interests		(54,049)	(54,229)	-	-
Amounts due to minority shareholders		(4,231)	-	-	-
		(58,280)	**(54,229)**	**-**	**-**
Net Assets		**1,135,037**	**1,148,280**	**493,248**	**513,366**
Representing:-					
Share Capital		309,939	309,918	309,939	309,918
Share Premium		291,089	291,076	48,609	48,596
Capital Reserves		587,027	589,698	113,831	113,831
Currency Translation Reserve		(10,439)	(6,286)	581	831
Accumulated Profits/(Losses)		(42,579)	(36,126)	20,288	40,190
Share Capital and Reserves		**1,135,037**	**1,148,280**	**493,248**	**513,366**

Explanatory Notes to Balance Sheet

B.1 Interest in jointly controlled entities increased by S$215.2 million, mainly due to the acquisition of a 50% stake in the Citadines group in Europe and a 38% stake in The Ascott Sathorn in Thailand.

B.2 The decrease in trade and other receivables was mainly due to the receipt from the sale of Somerset Grand Shanghai.

1(b)(ii) GROUP BORROWINGS

	As at 30.09.03 S$'000	As at 31.12.02 S$'000
Repayable in one year or less or on demand		
- secured	171,049*	276,983
- unsecured	86,771	73,754
	257,820	350,737
Repayable after one year		
- secured	268,406	135,068
- unsecured	118,632	302
	387,038	135,370
Total	644,858	486,107

* The decrease was mainly due to the redemption of the Group's secured medium term notes which was re-financed by a new secured 2-year term loan facility of S$214 million.

Details of Collateral

The borrowings of the Group are generally secured by:

- Mortgage on the borrowing subsidiaries' land and building, investment properties, properties under development or properties held for sale with an aggregate carrying value of S$623.5 million (31.12.02: S$623.8 million);
- Pledge of shares of a subsidiary;
- Pledge of fixed deposits of S$22.3 million (31.12.02 : S$20.1 million) of a subsidiary; and
- Assignment of all rights and benefits with respect to the properties.

1(c) CASH FLOW STATEMENT

	Note	3 months ended 30.09.03 S$'000	3 months ended 30.09.02 S$'000	9 months ended 30.09.03 S$'000	9 months ended 30.09.02 S$'000
Operating Activities					
Profit from ordinary activities before taxation		8,504	6,446	24,531	39,186
Adjustments for					
Amortisation of goodwill		141	146	412	438
Accretion of deferred income		(623)	(518)	(1,799)	(1,332)
Depreciation of property, plant and equipment		5,760	6,132	17,374	21,658
(Gain) / loss on disposal of:					
- property, plant and equipment		-	736	(2,137)	740
- property held for sale		-	729	(1,530)	1,476
- investment properties		-	1,151	-	1,151
- interest in subsidiaries and associate		-	(3,596)	-	(27,157)
Impairment loss on investments		(66)	-	(81)	(3)
Interest income		(1,539)	(1,141)	(4,707)	(3,396)
Interest expense		4,636	4,910	14,954	16,360
Share of (profits) / losses of associates		(561)	2,501	(573)	4,112
Share of profits of jointly controlled entities		(4,164)	(478)	(8,101)	(1,227)
Write back of provision for development costs		-	(1,297)	-	(3,398)
Operating profit before working capital changes		**12,088**	**15,721**	**38,343**	**48,608**
Changes in working capital:					
Properties held for sale		(26)	39,338	9,273	47,715
Trade and other receivables		(2,640)	(20,498)	799	(10,555)
Other current assets		(47)	54	(360)	(87)
Trade and other payables		(6,923)	13,199	(18,601)	(10,765)
Cash generated from operations		**2,452**	**47,814**	**29,454**	**74,916**
Income tax paid		(2,043)	(7,030)	(8,051)	(19,605)
Proceeds from sale of golf memberships		582	447	1,598	1,480
Cash flow from operating activities		**991**	**41,231**	**23,001**	**56,791**
Investing Activities					
Interest received		1,539	1,141	4,707	3,396
Dividends received from associate and jointly controlled entities		-	-	13,962	-
Acquisition of property, plant and equipment		(3,936)	(1,248)	(9,778)	(11,386)
Proceeds from disposal of property, plant and equipment		1,787	9,428	2,458	11,410
Proceeds from sale of investment properties		-	1,714	-	1,714
Additions to investment properties and properties under development		(5)	(49)	(576)	(7,841)
Acquisition of subsidiary		(8)	-	(1,100)	-
Disposal of subsidiaries and associate		45,182	825	45,182	145,758
Investment in associate and jointly controlled entities		(18,538)	-	(209,347)	(17,893)
Other investing cashflow		(2,081)	(1,311)	(1,182)	(1,872)
Cash flow from investing activities		**23,940**	**10,500**	**(155,674)**	**123,286**
Financing Activities					
Interest paid		(4,636)	(4,910)	(14,954)	(16,804)
Dividends paid		32	-	(20,445)	(24,170)
Proceeds / (repayment) from bank borrowings		(29,196)	(72,810)	160,248	(372,396)
Repayment of loans to minority shareholders		-	(8,933)	-	(20,845)
Other financing cashflow		34	13	34	(620)
Cash flow from financing activities		**(33,766)**	**(86,640)**	**124,883**	**(434,835)**
Net (decrease) / increase in cash and cash equivalents		(8,835)	(34,909)	(7,790)	(254,758)
Cash and cash equivalents at beginning of period		82,587	137,566	81,689	358,225
Effect of exchange rate changes on balances held in foreign currencies		135	(526)	(12)	(1,336)
Cash and cash equivalents at end of period		**73,887**	**102,131**	**73,887**	**102,131**

1(d)(i) STATEMENT OF CHANGES IN EQUITY

	Note	GROUP 30.09.03 S$'000	GROUP 30.09.02 S$'000	COMPANY 30.09.03 S$'000	COMPANY 30.09.02 S$'000
Share Capital					
At 1 January, 31 March and 30 June		309,918	309,866	309,918	309,866
Issue of ordinary shares		21	52	21	52
At 30 September		309,939	309,918	309,939	309,918
Share Premium					
At 1 January, 31 March and 30 June		291,076	291,043	48,596	48,563
Premium on issue of ordinary shares		13	33	13	33
At 30 September		291,089	291,076	48,609	48,596
Revaluation Reserve					
At 1 January		79,656	103,670	18,695	18,695
Deficit on revaluation of investment properties / properties under development		-	(4)	-	-
Realisation of revaluation surplus on disposal of investment properties / subsidiaries		-	(4,546)	-	-
Share of deficit on revaluation of investment properties - jointly controlled entities		(121)	(309)	-	-
Translation adjustment		(106)	(30)	-	-
At 31 March		79,429	98,781	18,695	18,695
Deficit on revaluation of investment properties / properties under development		-	(2)	-	-
Share of deficit on revaluation of investment properties - jointly controlled entities		(2,516)	(420)	-	-
Translation adjustment		2	(54)	-	-
At 30 June		76,915	98,305	18,695	18,695
Deficit on revaluation of investment properties / properties under development		-	6	-	-
Realisation of revaluation surplus on disposal of investment properties		-	3,136	-	-
Share of deficit on revaluation of investment properties - jointly controlled entities		(960)	(226)	-	-
Translation adjustment		223	(14)	-	-
At 30 September		76,178	101,207	18,695	18,695
Reserve on Consolidation					
At 1 January, 31 March and 30 June		13,264	17,332	-	-
Adjustment on disposal of subsidiary		810	1,942	-	-
At 30 September		14,074	19,274	-	-
Statutory Reserve					
At 1 January and 31 March		168	175	-	-
Translation adjustment		(6)	(5)	-	-
At 30 June		162	170	-	-
Translation adjustment		3	(1)	-	-
At 30 September		165	169	-	-
Capital Reduction Reserve					
At 1 January, 31 March, 30 June & 30 September		95,136	95,136	95,136	95,136
Merger Reserve					
At 1 January, 31 March, 30 June & 30 September		396,000	396,000	-	-

1(d)(i) STATEMENT OF CHANGES IN EQUITY (Cont'd)

	Note	GROUP 30.09.03 S$'000	GROUP 30.09.02 S$'000	COMPANY 30.09.03 S$'000	COMPANY 30.09.02 S$'000
Other Capital Reserve					
At 1 January, 31 March, 30 June & 30 September		5,474	5,474	-	-
Foreign Currency Translation Reserve					
At 1 January		(6,286)	307	831	1,794
Foreign currency translation differences		(2,348)	(1,688)	41	(303)
At 31 March		(8,634)	(1,381)	872	1,491
Foreign currency translation differences		(420)	(3,333)	(781)	(316)
At 30 June		(9,054)	(4,714)	91	1,175
Foreign currency translation differences		(1,385)	92	490	72
At 30 September		(10,439)	(4,622)	581	1,247
Revenue Reserve					
At 1 January		(36,126)	(42,517)	40,190	41,264
Profit for the first quarter		4,188	9,323	(2,023)	6,627
At 31 March		(31,938)	(33,194)	38,167	47,891
Profit for the second quarter		4,268	13,569	1,988	(559)
Dividend paid		(19,339)	(24,170)	(19,339)	(24,170)
At 30 June		(47,009)	(43,795)	20,816	23,162
Profit for the third quarter		4,430	2,788	(528)	(441)
Effect of adopting SAS 12		-	1,916	-	-
At 30 September		**(42,579)**	**(39,091)**	**20,288**	**22,721**

1(d)(ii) SHARE CAPITAL

Since the last financial year ended 31 December 2002, the issued and paid-up capital of the Company increased by S$21,000 to S$309,939,218 as a result of the exercise of share options by some participants of The Ascott Share Option Plan (the "Plan").

Share Options

Under the Plan, options for 15,872,000 unissued shares of S$0.20 each were granted during the current period at the subscription price of S$0.321 per share:

Option Category	No. of Holders	Option Period	No. of Unissued Shares Under Option
Group executives	265	10 May 2004 to 9 May 2013	12,901,000
Parent group executives	185	10 May 2004 to 9 May 2013	2,221,000
Non-executive directors	6	10 May 2004 to 9 May 2008	750,000
	456		15,872,000

As at 30 Septemebr 2003, there were 54,930,000 unissued ordinary shares of S$0.20 each of the Company under the Plan. This had taken into account 5,840,000 share options which were cancelled upon resignation of staff.

Performance Shares

During the period under review, conditional awards amounting to 1.4 million performance shares were granted to four key executives of the Company for the performance qualifying period of 2003 to 2005.

As at 30 September 2003, conditional awards of performance shares granted were as follows:

Year	No. of Performance Shares Conditionally Awarded	Qualifying Period
2002	1,800,000	2002 to 2004
2003	1,400,000	2003 to 2005
	3,200,000	

No release of performance shares has been made as the three-year performance cycle for the first grant will end in 2004 and any release of performance shares will be in 2005.

2. Whether the figures have been audited, or reviewed and in accordance with the Singapore Standard on Auditing 910 (Engagements to Review Financial Statements)

The figures have not been audited or reviewed.

3. Where the figures have been audited or reviewed, the auditors' report (including any qualifications or emphasis of matter).

Not applicable.

4. Whether the same accounting policies and methods of computation as in the most recently audited annual financial statements have been applied

The Group has adopted the same accounting policies and methods of computation in the financial statements for the current reporting period compared with the audited financial statements as at 31 December 2002.

The Group is in the process of reviewing its accounting policy on its overseas leasehold property interests which are currently treated as fixed assets. This is to align its policy with its holding company, CapitaLand Limited, which treats such leasehold interests as investment properties.

5. If there are any changes in the accounting policies and methods of computation required by an accounting standard, what has changed, as well as the reasons for the change

Not applicable

6. **<u>Earnings in cents per ordinary share based on profit attributable to Members of the Company</u>**

	GROUP 3 months ended 30.09.03	30.09.02	GROUP 9 months ended 30.09.03	30.09.02
(i) Based on existing issued share capital #	0.29	0.18	0.83	1.66
(ii) On a fully diluted basis +	0.28	0.18	0.83	1.65

Net earnings per share calculation is based on the weighted average number of 1,549,628,759 shares of S$0.20 each in issue in 9 months 2003 (9 months 2002: 1,549,444,925 shares) taking into consideration the issue of 261,000 ordinary shares upon exercise of share options.

+ The fully diluted earnings per share is based on the weighted average number of 1,552,398,896 and 1,556,399,739 shares of S$0.20 each in issue for 9 months 2003 and 3Q 2003 respectively (9 months 2002: 1,552,454,743; 3Q 2002: 1,556,167,733 shares). This is arrived at after taking into account the potential shares arising from the exercise of share options which would dilute the basic earnings per share.

7. **<u>Net asset value per ordinary share (cents) @</u>**

	GROUP 30.09.03	31.12.02
NAV per share	73.2	74.1

@Net asset value per share calculation is based on the issued shares of 1,549,696,092 as at 30 September 2003 (31 December 2002: 1,549,591,092 shares).

8(i) GROUP PERFORMANCE REVIEW

The Group achieved a net profit before tax of S$8.5 million in 3Q 2003. Net profit attributable to shareholders was S$4.4 million, which was marginally higher by S$0.1 million compared to 2Q 2003 and S$1.6 million higher than the corresponding period last year.

For 9 months 2003, the net profit before tax was S$24.5 million. The net profit attributable to shareholders of S$12.9 million was 50% lower than the corresponding period last year principally due to higher divestment profits realized in 9 months 2002. 9 months 2002 profit was boosted by divestment gains of S$21.5 million from the assets restructuring and divestment activities. In 9 months 2003, the Group realized a divestment profit of S$7.2 million; comprising S$2.2 million from the disposal of its non-core Scotts Picnic Food Court business in Kuala Lumpur and S$5 million from the sale of the Kallista residences in Bangkok. Excluding these divestment gains, the Group's net profit for 9 months 2003 increased by S$1.5 million as compared to 9 months 2002.

Excluding the divestment gains, the operating EBITDA from our core serviced residence business continued to grow in 9 months 2003. On a same store basis, i.e. excluding new acquisition and disposals, and excluding the divestment gains but including our share of associates and jointly controlled entities' operating results, the operating EBITDA improved by S$1.1 million or 3% from the same period last year. This was achieved in spite of the more difficult and challenging environment faced due to the outbreak of the Iraq war and Severe Acute Respiratory Syndrome ('SARS') earlier in the year.

Key Markets Review

In **Singapore**, the Group's serviced residences experienced drop in rates and occupancy of about 9 per cent and 13 per cent respectively as compared to the corresponding period last year. The SARS outbreak earlier in the year resulted in some pre-termination of leases and cancellation and postponement of bookings as businesses cutback on their staff travel to SARS affected areas. Occupancy in our residences had since improved to pre-SARS level but rates had suffered due to poor economic outlook and stiffer competition from the hotel industry which had slashed rates to boost occupancy.

The **South East Asia** markets proved more resilient and were less affected by the Iraq war and SARS outbreak due to longer-term leases. Vietnam and Thailand continued to experience strong occupancies averaging 80% to 90% in our residences. Our occupancies and rental rates in Indonesia showed improvement despite difficult operating conditions. Philippines on the other hand was negatively impacted by both the political and local insurgency problem in the country. International tourist arrivals and corporate expatriate arrivals had decreased, resulted in the on-going price war among hotels and serviced apartments to fill occupancies. The Group's serviced residences in Philippines experienced a drop in rates of about 10 per cent. Malaysia continued to experience a slowdown in arrivals of corporate travellers with rental rates dropping by about 11 per cent although our properties were able to hold the occupancies in the 80% range.

In **China**, our serviced residences did well in achieving occupancies of over 70% with rental rates maintaining at about the same level as the corresponding period last year. The outbreak of SARS thwarted the strong growth seen in the early part of the year with slowdown seen in new expatriate arrivals and some cancellations of bookings as businesses deferred travel and sending staff to SARS affected locations. This had since abated and occupancies are now at above pre-SARS level. Two new management contracts were also secured; a 100-unit property in Beijing and another 106-unit property in Dalian and both had commenced operations in 3Q 2003.

In **Australasia**, the Group's serviced residences experienced drop in rates and occupancy of about 4 per cent and 6 per cent respectively as compared to the corresponding period last year. Market wide accommodation demand is anticipated to increase due to the Rugby World Cup event in October and the Spring Racing Carnival in early November. We had secured a new management contract in Melbourne to operate a 127-unit property, Somerset Botanic Gardens in 3Q 2003.

In **UK**, rental rates of the Group's serviced residences dropped by 10 percentage points due to a severe reduction in corporate travel resulting from the Iraq war and a sluggish global economy. Proactive marketing activities were undertaken to boost occupancy. 3Q 2003 had seen occupancies in our UK properties improve significantly from 1H 2003 to the 70% range with rates increase of 6%. The other markets in **Europe** were holding their position in terms of occupancies, averaging in the mid 70% range, with rental rates declined by 2%.

(ii) **SEGMENT INFORMATION:-**
GROUP TURNOVER AND PROFIT ANALYSIS

	Turnover 9 months ended		'EBIT'[1] 9 months ended		'EBITDA'[2] 9 months ended	
	30.09.03 S$'000	30.09.02 S$'000	30.09.03 S$'000	30.09.02 S$'000	30.09.03 S$'000	30.09.02 S$'000
By Business Segments						
Serviced Residence	109,188	114,496	36,553^	29,803*	63,243^	53,328*
Retail	24,780	29,048	12,460	15,985	14,109	17,597
Residential & Others	13,843	35,737	2,412	1,440	2,903	3,109
	147,811	179,281	51,425	47,228	80,255	74,034
By Region						
Singapore	52,616	73,655	8,585	18,388	11,370	22,374
Asia (excluding Singapore)[3]	58,326	64,775	29,310^	23,611*	46,906^	45,194*
Australia and New Zealand	29,715	37,785	(1,836)	(1,951)	(727)	(1,042)
Europe	7,154	3,066	15,366	7,180*	22,706	7,508*
	147,811	179,281	51,425	47,228	80,255	74,034

[1] *EBIT is the Operating earnings, before interest income, exchange differences, finance costs and tax. It includes the Group's share of the EBIT of associates and jointly controlled entities. The comparative figures have been restated on the same basis.*

[2] *EBITDA is the Operating earnings, before interest income, exchange differences, finance costs, tax depreciation and amortisation. It includes the Group's share of the EBITDA of associates and jointly controlled entities. The comparative figures have been restated on the same basis.*

[3] *The Asia operations refer to the Group's operations in Indonesia, Malaysia, Philippines, People's Republic of China, Thailand and Vietnam.*

Notes
*The EBITDA/EBIT in 2002 includes the gain of S$9.4 million from the sale of subsidiaries which owned Somerset Grand Shanghai and residential land in Shanghai and the disposal of a 50% share of The Ascott Mayfair to a joint venture. These were previously reported under Singapore based on the country of incorporation. They have now been restated to reflect the country where the business activities were carried out.

^The EBITDA/EBIT in 2003 includes a gain of S$5 million from the sale of Kallista residences in Thailand.

(a) Turnover Analysis

(i) 3Q 2003 vs 3Q 2002

S$'000	3Q 2003	3Q 2002	Growth	
Serviced Residence	37,596	38,409	(813)	-2%
Retail	7,335	9,561	(2,226)	-23%
Residential & Others	1,713	10,823	(9,110)	-84%
Total	46,644	58,793	(12,149)	-21%

Turnover for the serviced residence sector was 2% or S$0.8 million lower than 3Q 2002 due to the exclusion of Somerset Grand Shanghai which was sold and operated as a management contract in August 2002. Excluding the contribution from Somerset Grand Shanghai, turnover for 3Q 2003 on a same-store basis increased by 6% or S$2 million. The growth was from China, Vietnam and Indonesia serviced residences, partly offset by lower contribution from the Singapore and Philippines operations.

Turnover for the retail sector was 23% or S$2.2 million lower than 3Q 2002. This was attributable to the sale of Cuppage Terrace in August 2002 and lower contribution from Liang Court Shopping Centre.

The "residential and others" sector's turnover was 84% or S$9.1 million lower than 3Q 2002. The drop in turnover was mainly due to a lower number of residential units sold in the Colonnades project in Australia and 9 Nassim project in Singapore as the activities were being phased out.

Overall, the Group's turnover for 3Q 2003 decreased by 21% or S$12.1 million to S$46.6 million as compared to the corresponding period last year, attributable mainly to the phasing out of the residential trading activities and exclusion of sales contribution from businesses sold in 2002.

(ii) 9 months 2003 vs 9 months 2002

S$'000	9 months 2003	9 months 2002	Growth	
Serviced Residence	109,188	114,496	(5,308)	-5%
Retail	24,780	29,048	(4,268)	-15%
Residential & Others	13,843	35,737	(21,894)	-61%
Total	147,811	179,281	(31,470)	-18%

The serviced residence sector's turnover in 9 months 2003 declined by 5% or S$5.3 million. Excluding the contribution from Somerset Grand Shanghai, turnover for 9 months 2003 increased by 6% or S$6.4 million. This was mainly due to improved performance from the serviced residences in China, Australia, Vietnam, Indonesia and Thailand offset by lower contribution from Singapore and Philippines serviced residences.

Turnover for the retail sector decreased by 15% or S$4.3 million. This was attributable to the sale of Cuppage Terrace in August 2002 and lower contribution from Liang Court Shopping Centre, offset by improved rentals achieved from the remaining retail malls, the People's Parade in Wuhan and the Scotts Shopping Centre in Singapore.

Turnover for the "residential and others" sector decreased by 61% or S$21.9 million due to lower sale of units in the Colonnades and 9 Nassim projects and the disposal sale of Costa Sands resorts in July 2002.

Compared to 9 months 2002, the Group's turnover for 9 months 2003 decreased by 18% or S$31.5 million to S$147.8 million. This was attributable mainly to lower contribution from the "residential and others" sector and divested assets.

(b) EBITDA Analysis

(i) 3Q 2003 vs 3Q 2002

S$'000	3Q 2003	3Q 2002	Growth	
Serviced Residence	24,040	18,991	5,049	27%
Retail	3,964	5,880	(1,916)	-33%
Residential & Others	194	1,639	(1,445)	-88%
Total	28,198	26,510	1,688	6%

EBITDA of the serviced residence sector in 3Q 2003 increased by 27% or S$5 million to S$24 million. Excluding the EBITDA contribution from Somerset Grand Shanghai in 3Q 2002 of S$1.6 million, EBITDA for 3Q 2003 increased by 38% or S$6.6 million. This was mainly contributed by the new acquisition in Europe amounting to S$8.7 million, gain of S$1.2 million arising from the sale of Kallista residences and higher contribution from the serviced residences in China, Thailand, Vietnam and UK, partly offset by weaker performance from the Singapore and Philippines serviced residences.

EBITDA of the retail sector in 3Q 2003 decreased by 33% or S$1.9 million compared to the corresponding period in 2002. Excluding the contribution from Cuppage Terrace in 3Q 2002 of S$0.5 million, EBITDA for 3Q 2003 decreased by 26% or S$1.4 million as compared to 3Q 2002. This was mainly due to lower contribution from Liang Court Shopping Centre.

EBITDA of the "residential and others" sector in 3Q 2003 decreased by 88% or S$1.4 million. This was due mainly to lower sale of unit of the 9 Nassim residential project.

Overall, the Group's EBITDA increased by 6% or S$1.7 million to S$28.2 million compared to S$26.5 million in 3Q 2002.

(ii) 9 months 2003 vs 9 months 2002

S$'000	9 months 2003	9 months 2002	Growth	
Serviced Residence	63,243	53,328	9,915	19%
Retail	14,109	17,597	(3,488)	-20%
Residential & Others	2,903	3,109	(206)	-7%
Total	80,255	74,034	6,221	8%

EBITDA of the serviced residence sector increased by 19% or S$9.9 million to S$63.2 million. Excluding the contribution from Somerset Grand Shanghai and the gain arising from the sale of The Ascott Mayfair, Somerset Grand Shanghai and residential land in Shanghai, EBITDA for 9 months 2003 increased by 71% or S$26.2 million. The increase was mainly contributed by the new acquisition in Europe amounting to S$20.1 million and the gain of S$5 million arising from the sale of Kallista residences. The balance was contributed by improved performance in China, Thailand, Vietnam, UK, Australia and New Zealand partly offset by weaker performance from the Singapore serviced residences.

The EBITDA of the retail sector decreased by 20% or S$3.5 million from S$17.6 million to S$14.1 million. This was because of the sale of Cuppage Terrace in August 2002, sale of Scotts Picnic Food Court in Kuala Lumpur in March 2003 and lower contribution from Liang Court Shopping Centre, offset by improved occupancy and rental rates achieved by People's Parade in Wuhan.

The EBITDA of the "residential and others" sector decreased by 7% or S$0.2 million. Excluding the EBITDA contribution from Costa Sands resorts of S$1.1 million, EBITDA for 9 months 2003 increased by 47% or S$0.9 million. This was contributed mainly by the improved performance of the Masters Golf and Country Club in Guangzhou.

Overall, the Group's EBITDA increased by 8% or S$6.2 million, contributed mainly by growth in the serviced residence sector.

(c) Profit Attributable to Members of the Company

(i) 3Q 2003 vs 3Q2002

For 3Q 2003, the Group's attributable profit increased by S$1.6 million to S$4.4 million compared to a profit of S$2.8 million in 3Q 2002. Excluding the divestment gain in 3Q 2003 and 3Q 2002 of S$1.2 million and S$2.5 million respectively, attributable profit for 3Q 2003 was S$2.9 million higher than 3Q 2002. The improvement was contributed by growth and improved operating results of the serviced residence business.

(ii) 9 months 2003 vs 9 months 2002

For 9 months 2003, the Group's attributable profit decreased by S$12.8 million to S$12.9 million due to lower divestment gains. Excluding the divestment gains from sales of the Group's assets amounting to S$7.2 million in 9 months 2003 and S$21.5 million in 9 months 2002, the Group's attributable profit from operations for 9 months 2003 increased by S$1.5 million to S$5.7 million. This was achieved despite the difficult operating conditions due to the SARS outbreak and the Iraq war earlier in the year.

In the opinion of the directors, no item, transaction or event of a material or unusual nature has occurred between 30 September 2003 and the date of this report which would materially affect the results of the operations of the Group and of the Company for 9 months 2003.

9. Where a forecast, or a prospect statement, has been previously disclosed to shareholders, the issuer must explain any variance between the forecast or prospect statement and the actual results

None

10. CURRENT YEAR'S PROSPECTS

3Q had seen our serviced residence operations improve with occupancies back to or surpassing the pre-SARS and Iraq war levels.

The business outlook in the major cities in which the Group operates is also improving. Businesses in China and the other South-east Asian markets like Thailand and Vietnam are expected to remain stable whilst the UK and European markets will experience decline as the winter season sets in.

Barring any unforeseen circumstances, Q4 2003 and FY 2003 are expected to be profitable although the profit this year is expected to be lower than last year as FY 2002 profit was underpinned by higher divestment gains.

11. DIVIDENDS

No interim dividend for the period ended 30 September 2003 is recommended.

12. INTERESTED PERSON TRANSACTIONS

Name of Interested Person	Aggregate value* of all interested person transactions during the financial year under review (excluding transactions less than $100,000 and transactions conducted under shareholders' mandate pursuant to Rule 920)	Aggregate value* of all interested person transactions conducted under shareholders' mandate pursuant to Rule 920 (excluding transactions less than $100,000)
	3Q 2003	3Q 2003
	S$'000	S$'000
CapitaLand Limited & its associates		
- Project management	-	-
STPL & its associates		
- Software licences	-	-

During the period under review, there were no joint ventures with interested persons.

* The aggregate value is for the contract period.

This release may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, competition from other companies, shifts in customer demands, customers and partners, changes in operating expenses, including employee wages, benefits and training, governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business. You are cautioned not to place undue reliance on these forward looking statements, which are based on current view of management on future events.

BY ORDER OF THE BOARD

Shan Tjio
Company Secretary

Singapore
29 October 2003

THE ASCOTT GROUP

THE ASCOTT GROUP LIMITED
N°8 Shenton Way
#13-01 Temasek Tower
Singapore 068811

Telephone
(65) 6 220 8222

Facsimile
(65) 6 227 2220

Website
www.the-ascott.com

A member of CapitaLand

SINGAPORE
AUCKLAND
BANGKOK
BEIJING
DALIAN
GLASGOW
HANOI
HO CHI MINH CITY
HOBART
JAKARTA
KUALA LUMPUR
KUCHING
LONDON
MANCHESTER
MANILA
MELBOURNE
SHANGHAI
SURABAYA
SYDNEY
TIANJIN
TOKYO

October 29, 2003
For Immediate Release
Contact:
Ida Lim (65) 9628 8339
Tay Cheng Cheng (65) 9010 0627

NEWS RELEASE

Ascott's Net Profit Increases 59% In Third Quarter

Group	Third Quarter			First Nine Months		
	Q3 2003 S$ million	Q3 2002 S$ million	Change %	9 Months 2003 S$ million	9 Months 2002 S$ million	Change %
Turnover	**46.6**	58.8	-21	**147.8**	179.3	-18
EBITDA	**28.2**	26.5	6	**80.3**	74.0	8
Profit Before Tax	**8.5**	6.4	32	**24.5**	39.2	-37
Net Profit	**4.4**	2.8	59	**12.9**	25.7	-50
Earnings per share (diluted)	**0.28 cents**	0.18 cents	56	**0.83 cents**	1.65 cents	-50
Net asset value per share	**End September 2003 73.2 cents**			End December 2002 74.1 cents		

The Ascott Group's net profit increased by 59 per cent or S$1.6 million, to S$4.4 million in the third quarter this year, compared to the same period last year. Profit before tax rose by 32 per cent or S$2.1 million, to S$8.5 million.

Mr Eugene Lai, Ascott's chief executive officer, said the higher profit was mainly due to the improved operating performance of Ascott's core serviced residence business.

Third quarter group EBITDA rose six per cent to S$28.2 million, due to the robust serviced residence EBITDA growth of 27 per cent to S$24.0 million, over the same period last year.

Mr Lai added that the higher serviced residence EBITDA was due to stronger performance at Ascott's residences in China, Thailand, Vietnam and the UK; as well as a S$8.7 million contribution from Citadines, Ascott's new acquisition in Europe. There was also a S$1.2 million gain from the sale of a Bangkok residence.

Group turnover in the third quarter slipped 21 per cent to S$46.6 million, compared to the third quarter 2002, mainly due to the phasing out of the non-core residential trading activities and sale of Cuppage Terrace mall.

Profitable Despite Difficult Operating Conditions

Group net profit for the first nine months of the year was S$12.9 million, 50 per cent less than the same period in 2002, mainly due to higher divestment gains last year. Excluding the divestment gains, group net profit increased 36 per cent or S$1.5 million, to S$5.7 million.

The profit was achieved despite the SARS outbreak and Iraq war, and lower contributions from Ascott's non-core businesses that were phased out.

Improving Market Outlook

Mr Lai said the outlook for most of the cities in which the group operates is improving. However its residences in the UK and Europe are expected to see a seasonal winter occupancy dip.

The fourth quarter and 2003 should be profitable, although net profit is expected to be lower than in the previous year, due to the higher divestment gains last year.

Mr Lai added that Ascott will continue to focus on improving the operational performance of its core serviced residence business. The group aims to lead in every market it operates in terms of occupancies, rates and brand strength.

In line with its asset light strategy, Ascott targets to divest most of its non-core assets by 2005, as well as restructure a significant portion of its core assets. The group aims to grow to 22,500 units by 2008, from its current 13,500 units. This will enable Ascott to tap unrealised potential in the global serviced residence industry and drive future profitability.

Issued by : **The Ascott Group Limited** Website: www.the-ascott.com
8 Shenton Way, #13-01 Temasek Tower, Singapore 068811

Date : October 29, 2003

For more information, please contact:
Ida Lim, VP, Investor Relations & Corporate Communications
Tel: (65) 6586 7230 Hp: (65) 9628 8339 Fax: (65) 6586 7202
Email: ida.lim@the-ascott.com

Tay Cheng Cheng, Assistant Manager
Tel: (65) 6586 7231 Hp: (65) 9010 0627 Fax: (65) 6586 7202
Email: tay.chengcheng@the-ascott.com

The Ascott Group is a leading international serviced residence company with serviced residence units spanning the gateway cities of Europe, Southeast Asia, North Asia and Australasia.

Ascott's global presence comprises 13,500 serviced residence units in more than 110 properties across 38 cities in 15 countries. These cities include London, Paris, Brussels, Berlin and Barcelona in Europe; Singapore, Bangkok, Ho Chi Minh City, Kuala Lumpur, Tokyo, Shanghai and Beijing in Asia; and Sydney, Melbourne and Auckland in Australasia.

Headquartered in Singapore, The Ascott Group pioneered the Asia Pacific's first branded luxury serviced residence in 1984. Today, it boasts a 19-year industry track record and serviced residence brands that enjoy strong recognition worldwide.

The Group's flagship *The Ascott* luxury serviced residence brand projects an elegant lifestyle appealing to top executives. Its *Somerset* upper-tier brand offers stylish, contemporary living for senior to upper management executives. The mid-tier *Oakford* brand in Australia and *Citadines* brand in Europe provide corporate executives with comfortable city residences.

Listed on the mainboard of the Singapore Exchange, the Group is the serviced residence arm of CapitaLand Limited, one of the largest listed property companies in Asia.

Headquartered in Singapore, CapitaLand Limited's core businesses in residential, commercial and industrial property and property related services, such as property funds and real estate financials, are focused in selected gateway cities in China, Australia and the UK. Its hospitality businesses, in serviced residences and hotels, have a global footprint in more than 50 cities worldwide.

For reservations on Ascott properties, call Central Reservations on (65) 6272-7272 or visit the Group's website at www.the-ascott.com

- End -

CAPITALAND LIMITED

ESTABLISHMENT AND CHANGE OF NAME OF WHOLLY-OWNED SUBSIDIARY

The Board of Directors of CapitaLand Limited ("CapitaLand") wishes to announce the establishment of the following wholly-owned subsidiary in Singapore:-

Name:	CapitaLand Financial Holdings Limited ("CFHL")
Principal Activity:	Investment holding company for real estate financial products and management related business
Authorised Capital:	S$1,000,000.00 divided into 1,000,000 ordinary shares of S$1.00 each
Paid-Up Capital:	S$2.00

CFHL has been renamed as CapitaLand Financial Limited, while the company previously known as CapitaLand Financial Limited, a subsidiary of CFHL, has itself been renamed as CapitaLand Financial Services Limited.

By Order of the Board

Jessica Lum
Assistant Company Secretary
31 October 2003

Submitted by Jessica Lum, Assistant Company Secretary on 31/10/2003 to the SGX

CAPITALAND LIMITED

SUBSCRIPTION FOR REDEEMABLE PREFERENCE SHARES IN THE CAPITAL OF CAPITALAND CHINA RESIDENTIAL FUND LTD.

The Board of Directors of CapitaLand Limited ("CapitaLand") wishes to announce that its indirect wholly-owned subsidiary, CapitaLand Fund Investment Pte Ltd ("CFIPL"), has committed to subscribe for up to 20,501 redeemable preference shares of US$0.01 each (the "Preference Shares") of CapitaLand China Residential Fund Ltd. ("CCRF"), at a premium of US$999.99 each. The Preference Shares shall be allotted and issued by CCRF in two or more tranches. The amount will be used by CCRF for its investment activities.

CapitaLand's interest in CCRF presently comprises 2 ordinary shares of S$1.00 each, held by CapitaLand China Property Fund Management Pte Ltd, another indirect wholly-owned subsidiary of CapitaLand. Upon full subscription for and allotment and issue by CCRF of the aforesaid number of Preference Shares, CapitaLand's interest in CCRF, held through CFIPL, will also comprise 20,501 Preference Shares of US$0.01 each.

The aforesaid subscription is not expected to have any material impact on the net tangible assets or earnings per share of the CapitaLand group for the financial year ending 31 December 2003.

By Order of the Board

Jessica Lum
Assistant Company Secretary
31 October 2003

Submitted by Jessica Lum, Assistant Company Secretary on 31/10/2003 to the SGX